Filed pursuant to Rule 424(b)(3)
Registration No. 333-181187

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 25, 2012)

5,000,000 Shares

TechTarget, Inc.

Common Stock

The selling stockholders named in this prospectus supplement under the caption “Selling Stockholders” are offering 5,000,000 shares of our common stock in this offering. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of the shares pursuant to this offering. We will not receive any of the proceeds from sales of any of the shares subject to this offering.

Our common stock is listed on the NASDAQ Global Market under the symbol “TTGT.” On May 21, 2014, the last reported sale price of our common stock on the NASDAQ Global Market was $6.395 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$6.25	$31,250,000
Underwriting Discounts and Commissions	0.375	1,875,000
Proceeds to the Selling Stockholders (Before Expenses)	5.875	29,375,000

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock at a price of $6.25 per share which, if exercised in full, the total underwriting discounts and commissions will be $2,156,250 and will result in an additional $4,406,250 of proceeds, before expenses, to the selling stockholders.

Delivery of the shares of common stock is expected to be made on or about May 28, 2014.

Sole Book-Running Manager

Jefferies

Co-Managers

Needham & Company	Craig-Hallum Capital Group

Prospectus Supplement dated May 21, 2014.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of the registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process and consists of two parts. The first part is this prospectus supplement, including the documents incorporated by reference, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts of this document combined. This prospectus supplement may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus.

If information in this prospectus supplement is inconsistent with the accompanying prospectus or with any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the securities being offered and other information you should know before investing in our securities. You should also read and consider information in the documents we have referred you to in the sections of this prospectus supplement and the accompanying prospectus entitled “Where You Can Find More Information.”

You should rely only on this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide to you in connection with this offering and the information incorporated or deemed to be incorporated by reference therein. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than as of the date of this prospectus supplement, the accompanying prospectus or any free writing prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus or any sale of our securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

No action has been or will be taken in any jurisdiction by us or the underwriters that would permit a public offering of the common stock in any jurisdiction, other than in the United States. Persons outside the United States who come into possession of this prospectus supplement, the accompanying prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement, the accompanying prospectus or any free writing prospectus outside the United States. This prospectus supplement, the accompanying prospectus and any free writing prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement, the accompanying prospectus or any free writing prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

References in this prospectus supplement and in the accompanying prospectus to “we,” “us,” “our” or the “company” refer to TechTarget, Inc., alone, unless otherwise indicated.

S-ii

INDUSTRY AND MARKET DATA

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus include industry and market data that we derived from internal company records, publicly-available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that this data is accurate in all material respects as of the date of the applicable document, however, we have not independently verified this data. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

S-iii

SUMMARY

Overview

We are a leading provider of specialized online content and brand advertising that brings together buyers and sellers of corporate information technology, or “IT”, products. We sell customized marketing programs that enable IT vendors to reach corporate IT decision makers who are actively researching specific purchases. In addition we offer a number of data analytics solutions that help our customers more efficiently target their sales efforts.

IT professionals have become increasingly specialized, and rely on our network of over 150 websites, each of which focuses on a specific IT sector such as storage, security or networking, for key decision support information tailored to their specific areas of responsibility. We work with our advertising customers to develop customized marketing programs, often providing them with multiple offerings in order to target their desired audience of IT professionals more effectively. Our service offerings address the lead generation, project opportunity information, and branding objectives of our advertising customers. In the three months ended March 31, 2014, lead generation and branding remained our primary source of revenue, while project opportunity information, driven by growth in our IT Deal Alert™ product, contributed approximately 15% of revenue as compared with a minimal amount for the same period in 2013.

We enable IT professionals to navigate the complex and rapidly-changing IT landscape where purchasing decisions can have significant financial and operational consequences. Our content strategy includes three primary sources which IT professionals use to assist them in their pre-purchase research: independent content provided by our professionals, vendor-generated content provided by our customers and user-generated, or peer-to-peer, content. In addition to utilizing our independent content, registered members are able to conduct their pre-purchase research by accessing extensive vendor content across our network of websites. Our network of websites also allows users to seamlessly interact and contribute content, which is highly valued by IT professionals during their research process.

We have a large and growing base of registered members, which totaled over 13.5 million as of March 31, 2014. The targeted nature of our user base enables IT vendors to reach a specialized audience efficiently because our content is highly segmented and aligned with the IT vendors’ specific products. Since our founding in 1999, we have developed a broad customer base. During 2013, we delivered advertising campaigns for approximately 1,200 customers. No customer represented 10% or more of total revenues during 2013.

Recent Events

Our revenue for the three months ended March 31, 2014 grew approximately 18%, to $23 million, when compared with the same period in 2013. This growth was primarily driven by two factors: continued growth of international revenue for our online products, and further adoption of our new IT Deal Alert offering. Both of these factors remain key areas of focus for our management team, and we believe they are both positioned for significant continued revenue growth. IT Deal Alert is a suite of services that leverages our proprietary audience activity data to enable us to identify purchase intent among our audience of IT professionals. At the same time, our international business is benefitting from the continued shift in adoption of online tools from traditional print sources by IT professionals in overseas markets.

During the first quarter of 2014, we made further progress on our strategy to grow our business and increase the reach of our offerings by continuing to execute on our strategic plans for the roll-out of IT Deal Alert and the continued expansion of our direct international capabilities.

■	IT Deal Alert: Qualified Sales Opportunities™—Our IT Deal Alert: Qualified Sales Opportunities service continues to gain traction in the market and we are encouraged by the early progress we have made. In the first quarter of 2014 we had approximately 125 customers utilizing our IT Deal Alert service; this is up from 100 customers in the fourth quarter of 2013. We continue to receive very positive feedback from customers on the service and expect IT Deal Alert to be a meaningful growth driver in the remainder of 2014 and into 2015.

■	IT Deal Alert™: Account Watch—During the first quarter of 2014 we launched IT Deal Alert: Account Watch, a new annual subscription service also powered by the Activity Intelligence™ platform, which integrates with salesforce.com. This offering uses targeted content to identify active technology projects based on the activity of serious buyers in over 80 technology-specific segments across the Data Center, Networking, Storage, Security, and Business Applications markets. This real-time data makes prospecting more efficient and allows technology companies to better target opportunities to win more deals.

■	International: During the first quarter of 2014 approximately 28% of our revenues were derived from international geo-targeted campaigns, where our target audience is outside North America. International geo-targeted revenue increased in excess of 20% in the three months ended March 31, 2014 as compared to the same period a year ago. We believe that our integrated product offering across regions continues to resonate with international marketers and is contributing to our successful results. We plan on continuing to invest in these capabilities as we seek opportunities to increase our global reach; during the first quarter we introduced IT Deal Alert: Qualified Sales Opportunities in the UK and we have plans to roll out IT Deal Alert: Qualified Sales Opportunities in the rest of Europe and in APAC later this year.

Business Trends

The following discussion highlights key trends affecting our business.

■	Macro-economic Conditions and Industry Trends. Because most of our customers are IT vendors, the success of our business is intrinsically linked to the health, and subject to market conditions, of the IT industry. In the three months ended March 31, 2014, we saw continued uncertainty in the IT market. As a result, we have continued to see evidence that some IT vendors’ North American advertising budgets remained at their previously reduced level, which has caused our revenue to remain level in North America. As a result, while we will continue to invest in growth areas, management will carefully control discretionary spending such as travel and entertainment, and the filling of new and replacement positions, in an effort to maintain profit margins and cash flow.

■	Customer Segments. In the three months ended March 31, 2014, our year-over-year revenue from our top 12 global customers increased by approximately 27%, our mid-sized customers (our next largest 100 customers) increased by approximately 7% and our smaller customers increased by approximately 30%. Even though all three customer segments showed year-over-year growth, all three segments continued to report a challenging environment. This translated into our customers remaining cautious with their marketing expenditures.

Our Business

The following is a description of IT Deal Alert and our international business, along with a discussion of key growth drivers for each:

■	IT Deal Alert. IT Deal Alert is a suite of services for advertisers that leverages the detailed purchase intent data we collect about end-user IT organizations via our existing network of websites. Powered by our Activity Intelligence analytics, IT Deal Alert applies our proprietary scoring methodologies to help advertisers identify and prioritize accounts whose content consumption around specific IT topics indicates that they are “in-market” for a particular product or service. We also use the data directly to identify and further profile accounts’ upcoming purchase plans.

■	IT Deal Alert: Qualified Sales Opportunities is a product that profiles specific in-progress purchase projects, including information on scope and purchase considerations.

■	IT Deal Alert: Account Watch, is an annual subscription service powered by our Activity Intelligence platform which integrates with salesforce.com. The breadth and depth of our targeted content allows IT Deal Alert: Account Watch to identify active technology projects based on the activity of serious buyers in approximately 80 technology-specific segments.

■	SearchAWS.com™ is an independent resource for enterprise IT professionals who are considering Amazon Web Services. SearchAWS.com is TechTarget’s sixth dedicated site that covers cloud computing.

In addition to providing our customers with insight into the current IT market, our detailed IT Deal Alert™ analysis serves as an effective barometer and information supplement for IT vendors’ internal pipelines and as a resource to identify and execute on future opportunities.

IT Deal Alert continues to gain traction in the market with approximately 125 customers using the service in the first quarter of 2014 and generating approximately $3.4 million in revenue in the three months ended March 31, 2014. Our strategy is to continue to use our proprietary purchase intent data to help our customers solve their problems: prioritizing their existing prospect databases and effectively following up on the leads they generate. IT Deal Alert offers a solution to both of these problems. As sales analytics systems become more readily available and easy-to-use, we believe that we are well positioned over the coming years to build a sizable data subscription business around our proprietary IT purchase intent data. We believe that our content model combined with our large and loyal audience creates meaningful barriers to entry. Our strategy to scale this business consists of four elements:

1.	We want to continue to drive adoption by our customers;

2.	We want to renew our existing IT Deal Alert customers at a high rate;

3.	As most of our customers are still testing the service within one technology segment, we want our customers to eventually buy multiple segments; and

4.	Our long term strategy is to migrate customers who are currently buying this service quarterly to buy the service as an annual subscription.

While it is too early to draw firm conclusions from our results against these four efforts, we are encouraged by the early progress we have made and the trend is clear that sales and marketing management prefer using data to drive IT purchase decisions. We are well positioned to benefit from this trend. We added approximately 25 new customers in the first quarter of 2014.

■	International. We continue to experience significant revenue growth in the international markets in which we operate. In the three months ended March 31, 2014, our international geo-targeted online revenues increased in excess of 20% compared with the same period in 2013. We expect that 2014 will be the 6th consecutive year that international online revenue will grow by at least 20% from the prior year. The migration of IT vendors’ international marketing budgets from offline vehicles to online is several years behind the US. As these budgets are re-allocated to online, we believe we will continue to benefit from our extensive content platform and our leadership position among the largest IT vendors.

We are optimistic about our prospects in the rest of Europe as we have only been direct in France since 2012 and in Germany, the largest IT market in Europe, since mid-2013. We continue to add sales resources in the Asia-Pacific (APAC) region, including appointing our first APAC VP of Sales, a TechTarget veteran who recently relocated from our San Francisco office to Singapore. While our presence in Latin America is still relatively small, it is our fastest growing region. We have plans to roll out IT Deal Alert: Qualified Sales Opportunities in the rest of Europe and in APAC later this year.

Industry Background

The ongoing shift in the media business from traditional print and broad-based advertising (i.e. television, radio, etc.) to targeted online advertising has continued to grow. We believe the four major trends driving this shift continue to be:

■	Targeted Content Channels Lead to Greater Efficiency for Advertisers. Advertisers’ desire to efficiently reach intended customers has led to the development and proliferation of market-specific content channels throughout all forms of media. The Internet has enabled even more market-specific content offerings, and the proliferation of market- specific websites provides advertisers with efficient and targeted media to reach their customers.

■	The Internet Improves Advertisers’ Ability to Increase and Measure Return on Investment. Advertisers are increasingly focused on measuring and improving their return on investment, or “ROI”. With the appropriate technology, vendors now have the ability to assess and benchmark the efficacy of their online advertising campaigns cost-effectively and in real-time.

■	Technology Marketers and Sales Organizations are Increasingly Using Audience Data to Drive Decisions. The increasing prevalence of online advertising and of marketing and sales automation systems means that advertisers have new opportunities to leverage data strategically in their workflow. In the business technology market in particular, advertisers are in the early stages of making use of data to help them determine prospect accounts that should be prioritized for marketing or sales follow-up.

■	The Internet is Increasingly Critical in Researching Large, Complex and Costly Purchases. The vast quantity of information available on the Internet, together with search engines and directories that facilitate information discovery, enables potential purchasers to draw information from many sources, including independent experts, peers and vendors, in an efficient and effective manner.

Our Competitive Advantages

Our solution benefits from the following competitive advantages:

■	Large and Growing Community of Registered Members. As of March 31, 2014, our registered member database contained detailed business information and profiles on over 13.5 million IT professionals, which allows us to provide these registered members with more specialized content and our advertisers with highly targeted audiences and sales leads.

■	Strong Advertiser Relationships. Since our founding in 1999, we have developed a broad base of customers comprised of some of the largest global enterprise IT vendors by providing hundreds of technology solutions for specific IT sectors. In 2013, we had approximately 1,200 technology vendor customers.

■	Substantial Experience in Online Media. Our over 14 years of experience in developing our online media content enables us to develop new online properties rapidly and to acquire and efficiently integrate select properties that further serve IT professionals. We have also developed an expertise in implementing integrated, targeted marketing campaigns designed to maximize the measurability of, and improvement in, ROI.

■	Proprietary Data on the Research Behavior of our Registered Members and Site Visitors. Through our Activity Intelligence product platform, we collect information on millions of interactions that our members and visitors, and the companies that they are associated with, have with the content on our websites and in our e-mails, which in turn allows us to increase the relevance of our informational offerings and improve our advertisers’ ROI.

■	Significant Brand Recognition Among Advertisers and IT Professionals. Our brand is well-recognized by advertisers who value our integrated marketing capabilities and high-ROI advertising programs. At the same time, our sector-specific websites command brand recognition among IT professionals, who rely on these websites because of their specificity and depth of content.

■	Favorable Search Engine Rankings. Organic search-driven website traffic was up 35% in the first quarter of 2014 with organic and direct traffic representing over 90% of all traffic in the quarter. This is a testament to the power of our targeted content model, which is the foundation of our data business.

■	Proprietary Lead Management Technology. Our proprietary lead management technology enables IT vendors to prioritize and efficiently manage the leads we provide, improving the efficacy of their sales teams and optimizing the ROI on their marketing expenditures with us.

Our Solution

Our specialized content strategy enables IT vendors to reach corporate IT professionals who are actively researching purchases in specific IT sectors. IT professionals rely on our platform for decision support information tailored to their specific purchasing needs. Our key offerings that provide IT vendors with touch points to reach key IT decision makers are:

■	IT Deal Alert. Our newest offering, IT Deal Alert leverages the detailed purchase intent data we collect to identify and prioritize accounts whose content consumption around specific IT topics indicates that they are “in-market” for a particular product or service. Based on this information, we provide advertisers with detailed “Qualified Sales Opportunities” that profile specific in-progress purchase projects, including information on scope and purchase considerations.

■	White Papers. As part of a lead generation campaign, we post white papers on our relevant websites and our users, who supply their corporate contact information and agree to receive further information from the vendor, receive targeted promotions about these content assets.

■	Webcasts, Podcasts, Videocasts and Virtual Trade Shows. As is the case with white papers, our users supply their corporate contact and qualification information to the webcast, podcast, videocast, or virtual trade show sponsor when they view or download the content.

■	Custom Content Creation. In support of our advertisers’ lead generation programs, we will sometimes create focused white papers, case studies, webcasts, videos, or even entire microsites to our customers’ specifications which are then promoted to our audience in the context of the advertisers’ lead generation programs.

■	Content Sponsorships. IT vendors, or groups of vendors, pay us to sponsor independent, editorially created content on specific technology topics, where the registrant information is then provided to all participating sponsors.

■	List Rentals. We also offer IT vendors the ability to message registered members on topics related to their interests by renting our e-mail and postal lists of registered members, which is organized using specific criteria such as company size, geography or job title.

■	Third Party Revenue Sharing Arrangements. We have revenue sharing arrangements with certain third parties to allow for the licensing of our online content, for the renting of our database of opted-in e-mail subscribers and to allow for advertising from customers of certain third parties to be made available to our website visitors.

■	Events. Our in-person events bring together IT professionals to hear from industry experts and talk to IT vendors about key topics of interest in the sectors we serve. Attendees are pre-screened based on event-specific criteria such as sector-specific budget size, company size, or job title.

Benefits of Our Solution

Our solution increases efficiency for both IT professionals and IT vendors by facilitating the ability of IT professionals to find specific information related to their purchase decisions, while enabling IT vendors to reach IT buyers who are actively researching specific solutions related to vendors’ products and services. Our solution benefits IT professionals and IT vendors in the following ways:

Benefits to IT Professionals

■	Provides Access to Integrated, Sector-Specific Content. Our websites provide IT professionals with sector-specific content from the three fundamental sources they value in researching IT purchasing decisions: industry experts, peers and vendors. Content created by our staff of independent editors is integrated with content generated by our network of third-party industry experts, members and IT vendors, into a reliable, broad and deep content offering that enables IT professionals to make more informed purchases.

■	Increases Efficiency of Purchasing Decisions. By accessing targeted and specialized information, IT professionals are able to research important purchasing decisions more effectively.

Benefits to IT Vendors

■	Targets Active Buyers Efficiently. Our highly targeted content attracts specific, targeted audiences that are actively researching purchasing decisions. Using our registered member database and information we collect about their product interests, we are able to target further those registered members most likely to be of value to IT vendors.

■	Generates Measurable, High ROI. Our targeted online content offerings enable us to generate and collect valuable business information about each user and his or her technology preferences. As registered users access content, we are able to build a profile of their technology interests, and that of their company. When users access sponsored content, we are able to deliver both actionable leads and contextual intelligence to our advertisers. As a result, our advertisers are able to better prioritize and follow up with the qualified sales leads we send them, which improves the ROI on their advertising expenditures with us.

■	Generates and Prioritizes Qualified Sales Leads. Our IT vendors also use our detailed member database and integrated advertising campaigns to identify and market to the audience members they consider to have the highest potential value. Once the leads have been delivered, our proprietary lead management technology enables customers to categorize, prioritize and market more effectively to these leads.

■	Maximizes Awareness and Shortens the Sales Cycle. We offer IT vendors the opportunity to educate IT professionals during the research process, prior to any direct interaction with vendor salespeople. As a result, an IT professional is more knowledgeable about the vendor’s specifications and product, reducing sales time and cost that would have been otherwise expended by the vendor’s direct sales force.

■	Reaches IT Professionals at Critical Stages of the Purchase Decision Process. Because our content platform includes both online and event offerings, IT vendors can target IT professionals as they conduct purchase research on our website and have face-to-face interactions with qualified buyers seeking to finalize purchase decisions at our in-person events.

Our Platform & Content

Our integrated content platform consists of a network of websites that we complement with targeted in- person events. At critical stages of the purchase decision process, these content offerings meet IT professionals’ needs for expert, peer and IT vendor information and provide a platform on which IT vendors can launch targeted marketing campaigns that generate measurable, high ROI.

Media Groups

Based upon the logical clustering of our users’ respective job responsibilities and the marketing focus of the products being advertised by our customers, we currently categorize our content offerings across nine distinct media groups. Each of these media groups services a wide range of IT vendor sectors and sub- sectors and is driven by the key areas of IT professionals’ interests described below:

■	Security. Every aspect of enterprise computing now depends on secure connectivity, data and applications. Our online properties in this sector offer navigable and structured guides on IT vendor and technology solutions in key sub-sectors such as network security, intrusion defense, identity management and authentication, data and application security, security-as-a-service, cloud security and security information management software.

■	Networking. Broadly defined, the networking market includes the hardware, software and services involved in the infrastructure and management of both Enterprise and Carrier voice and data networks. Our online properties in this sector aim to address the specialized needs of IT networking professionals by offering content targeted specifically to emerging growth areas.

■	Storage. The storage sector consists of the market for disk storage systems and tape hardware and software that store and manage data. Our online properties in this sector address IT professionals seeking solutions in key sub-sectors such as fiber channel Storage Area Networks, or “SAN“s, solid state storage, virtualization IP & iSCSI SANs, Network Attached Storage, or “NAS”, backup hardware and software, and storage management software.

■	Data Center and Virtualization Technologies. Data centers, which house the systems and components utilized in large-scale, mission-critical computing environments, have once again become a priority among IT professionals. Technologies, such as blade servers, server virtualization and cloud computing, have driven renewed investment in data center-class computing solutions. Server consolidation is now a focus, driven by the decline in large-scale computing prices relative to distributed computing models. Our key online properties in this sector provide targeted information on the IT vendors, technologies and solutions that serve these sub-sectors by covering, among other things, disaster recovery, power and cooling, systems management, server consolidation, private and public cloud infrastructure and managing and building out virtual environments.

■	CIO/IT Strategy. Our CIO/IT Strategy media group provides content targeted to Chief Information Officers, or “CIO“s, and senior IT executives, focused on ROI, implementation strategies, best practices and comparative assessment of vendor solutions related to company initiatives.

■	Business Applications and Analytics. Our applications-focused properties in this sector are leading online resources that cover the business intelligence, data management, content management, and collaboration disciplines associated with mission critical initiatives.

■	Application Architecture and Development. Our application architecture and development online properties focus on development in enterprise environments, the underlying languages such as .NET, Java and XML as well as related application development tools and integrated development environments, or “IDE“s. Our online properties in this sector host independent communities of developers and architects, serve web developers of rich internet applications and Windows developers who use the .Net platform, among others.

■	Channel. Our Channel sites address the information needs of channel professionals in the IT market classified as resellers, value added resellers, solution providers, systems integrators, service providers, managed service providers, and consultants who require more focused technical content in order to operate successful businesses in the markets in which they compete. As IT professionals have become more specialized, IT vendors have actively sought resellers with specific expertise in the vendors’ sub-sectors, making them well-suited to our integrated, targeted content strategy.

■	TechnologyGuide.com. We operate a portfolio of Internet content sites that provide product reviews, price comparisons and user forums for high volume purchase technology products such as laptops, desktops and smartphones to IT professionals, as well as access for our advertisers to the broader audiences that visit these sites for information.

Our Strategy

Our goal is to deliver superior performance by enhancing our position as a leading provider of specialized content that connects IT professionals with IT vendors. In order to achieve this goal, we intend to:

■	Continue to Develop Our Content Platform and Service Offerings. We intend to continue to launch additional websites and develop our platform in order to capitalize on the ongoing shift from traditional broad-based media toward more focused online content. We intend to capture additional revenues by continuing to develop our content and further segment it to deliver an increasingly specialized audience to the IT vendors who advertise across our media. We also intend to continue to deliver a highly engaged and growing audience to advertisers and to develop innovative marketing programs.

■	Expand into Complementary Sectors. We intend to complement our current offerings by continuing to expand our business in order to capitalize on strategic opportunities in existing, adjacent, or new sectors that we believe to be well-suited to our business model and core competencies.

■	Continue to Expand Our International Presence. We intend to continue to expand our reach into our addressable market by increasing our presence in countries outside the United States. We have pursued this strategy in the United Kingdom, India, Spain, Singapore, China, Australia, France, Germany and Portugal. We expect to further penetrate foreign markets by directly launching additional sector specific websites directed at these foreign locales and at additional international markets and, if deemed appropriate, making strategic acquisitions and investments in overseas entities.

■	Selectively Acquire or Partner with Complementary Businesses. We have used acquisitions in the past and intend to continue to acquire as a means of expanding our content and service offerings, web traffic and registered members. Historically, our acquisitions can be classified into three categories: individually published sites, typically generating less than one million dollars in annual revenue; early stage revenue sites, typically generating between one and five million dollars in annual revenue; and later stage revenue sites, typically generating greater than five million dollars in annual revenue.

Risks Associated with Our Business

Please see “Risk Factors” beginning on page S-13 of this prospectus supplement and in the section entitled “Risk Factors” in our quarterly report on Form 10-Q filed with the SEC on May 12, 2014, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

We were incorporated in Delaware on September 14, 1999. Our principal offices are located at 275 Grove Street, Newton, Massachusetts 02466 and our phone number is (617) 431-9200. Our website address is www.techtarget.com. The information on, or accessible through, our website is not a part of this prospectus supplement and shall not be deemed to be incorporated into this prospectus supplement or the registration statement of which it forms a part.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2013,

2012 and 2011 have been derived from our audited consolidated financial statements and related notes. The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited consolidated financial statements and related notes. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and the results of operations for these periods. The historical results are not necessarily indicative of the results to be expected for any future period. The unaudited results for the three months ended March 31, 2014 are not necessarily indicative of results expected for the fiscal year ending December 31, 2014 or for any other future period. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

The summary consolidated financial data presented on the following pages represent only portions of our financial statements and, accordingly, are not complete. You should read this information in conjunction with the information included under the captions “Capitalization” and “Selected Financial Data” herein and our consolidated financial statements, and the related notes thereto, and the information included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing herein and in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, each of which is incorporated by reference into this prospectus supplement.

For further information regarding the non-GAAP financial measures “EBITDA” and “Adjusted EBITDA” appearing in this prospectus supplement, please see “Selected Financial Data—Non-GAAP Financial Measures.”

	THREE MONTHS ENDED MARCH 31, (Unaudited)		YEAR ENDED DECEMBER 31,
Statement of Operations Data:	2014	2013	2013	2012	2011
	(in thousands, except share amounts and per share data)
Revenues:
Online	$22,080	$18,475	$79,709	$88,192	$92,303
Events	897	1,073	8,787	11,799	13,195

Total revenues	22,977	19,548	88,496	99,991	105,498

Cost of revenues:
Online (1)	6,090	5,928	23,362	23,513	22,373
Events (1)	547	676	3,771	4,301	4,765

Total cost of revenues	6,637	6,604	27,133	27,814	27,138

Gross profit	16,340	12,944	61,363	72,177	78,360
Operating expenses (1)	16,123	15,774	63,837	64,075	68,073

Operating income (loss)	217	(2,830)	(2,474)	8,102	10,287
Other expense (income), net	82	(1,288)	(637)	4,078	5,598

Net income (loss)	$135	$(1,542)	$(1,837)	$4,024	$4,689

Net income (loss) per common share (2):
Basic and diluted	$0.00	$(0.04)	$(0.05)	$0.10	$0.12

Weighted average common shares outstanding:
Basic	32,684	40,023	37,886	40,211	38,532

Diluted	33,631	40,023	37,886	40,910	40,567

(1) Amounts included in stock-based compensation as follows:
Cost of online revenues	$30	$47	$173	$202	$273
Cost of events revenues	4	4	18	18	91
Operating Expenses	1,373	1,380	5,394	5,047	7,105

(2)	Basic and diluted net (loss) income per common share is computed by dividing the net (loss) income applicable to common stockholders by the basic and diluted weighted-average number of common shares outstanding for the fiscal period. See Note 2 of our “Notes to Consolidated Financial Statements” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and in our Annual Report on Form 10-K for the year ended December 31, 2013, both of which are incorporated herein by reference.

	THREE MONTHS ENDED MARCH 31,		FOR THE YEAR ENDED DECEMBER 31,
Reconciliation of Net Income (Loss) to Adjusted EBITDA	2014	2013	2013	2012	2011
	(Unaudited, in thousands)
Net income (loss)	$135	$(1,542)	$(1,837)	$4,024	$4,689
Interest and other expense (income), net	10	(3)	20	(107)	(57)
Provision for (benefit from) income taxes	72	(1,285)	657	(4,185)	(5,655)
Depreciation	989	872	3,823	3,279	2,759
Amortization of purchase price adjustment	110	48	201	—	398
Amortization of intangible assets	451	734	2,223	3,351	3,976

EBITDA	1,767	(1,176)	3,773	14,732	17,420
Stock-based compensation expense and restructuring charge	1,407	1,431	5,585	5,267	7,853

Adjusted EBITDA	$3,174	$255	$9,358	$19,999	$25,273

THE OFFERING

Common stock offered by the selling stockholders	5,000,000 shares

Common stock to be outstanding before and after this offering	32,672,160 shares

Selling stockholders	Entities affiliated with Technology Crossover Ventures and Polaris Venture Partners. For more information, see the section of this prospectus supplement entitled “Selling Stockholders.”

Common stock to be beneficially owned by the selling stockholders after this offering	8,312,160 shares

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock at the price at which the underwriters will purchase the shares from the selling stockholders in this offering.

Use of proceeds	We will not receive any proceeds from the sale of any shares of our common stock offered by the selling stockholders.

Risk factors	See “Risk Factors” on page S-13 of this prospectus supplement and other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Market symbol for our common stock	TTGT

The number of shares of our common stock outstanding before and after this offering is based on 32,672,160 shares of our common stock outstanding on March 31, 2014 and excludes:

■	4,323,339 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2014, at a weighted-average exercise price of $7.37 per share;

■	an aggregate of 2,138,236 additional shares of our common stock available for future issuance under our stock incentive plans; and

■	2,621,250 shares issuable upon vesting of restricted stock units.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus supplement, the prospectus and the documents incorporated by reference herein or therein, our financial statements and the related notes included in our quarterly report on Form 10-Q, which was filed with the SEC on May 12, 2014 and the section of this prospectus supplement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, before deciding whether to invest in our common stock. The risks and uncertainties described in this prospectus supplement, the prospectus and the documents incorporated by reference herein are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. For more information, see the section of this prospectus supplement entitled “Where You Can Find More Information.”

Risks Relating to Our Business

Because we depend on our ability to generate revenues from the sale of advertising campaigns, fluctuations in advertising spending could have an adverse effect on our operating results.

The primary source of our revenues is the sale of advertising campaigns to our customers. Our advertising revenues accounted for substantially all of our total revenues for the three months ended March 31, 2014. We believe that advertising spending on the Internet, as in traditional media, fluctuates significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

■	variations in expenditures by advertisers due to budgetary constraints;

■	the cancellation or delay of projects by advertisers;

■	the cyclical and discretionary nature of advertising spending;

■	general economic conditions, as well as economic conditions specific to the Internet and online and offline media industry; and

■	the occurrence of extraordinary events, such as natural disasters and international or domestic political and economic unrest.

Because all of our customers are in the IT industry, our revenues are subject to characteristics of the IT industry that can affect advertising spending by IT vendors.

The IT industry is characterized by, among other things, volatile quarterly results, uneven sales patterns, short product life cycles, rapid technological developments and frequent new product introductions and enhancements. As a result, our customers’ advertising budgets, which are often viewed as discretionary expenditures, may increase or decrease significantly over a short period of time. In addition, the advertising budgets of our customers may fluctuate as a result of:

■	weakness in corporate IT spending, resulting in a decline in IT advertising spending, a continued trend that we have seen and that may continue;

■	increased concentration in the IT industry as a result of consolidations, leading to a decrease in the number of current and prospective customers, as well as an overall reduction in advertising;

■	reduced spending by combined entities following such consolidations;

■	the timing of advertising campaigns around new product introductions and initiatives; and

■	economic conditions specific to the IT industry.

Our future growth will depend in large part on continued increased sales of our IT Deal Alert product suite.

In 2013, we began selling a new suite of products, called IT Deal Alert, which is based on our Activity Intelligence analytics. The IT Deal Alert product suite currently consists of Qualified Sales Opportunities, Customized Reporting and, as announced in March 2014, Account Watch. Our increase in revenues in the first quarter of 2014, compared to the comparable quarter of 2013, was, in part, attributable to sales of IT Deal Alert products. We expect that IT Deal Alert, as well as the expansion of our IT Deal Alert product offerings, will be major components of our future growth. The failure of our IT Deal Alert products to meet anticipated sales levels, our inability to continue to expand successfully our IT Deal Alert product suite, or the failure of our current or new IT Deal Alert™ Products to achieve and then maintain widespread customer acceptance would likely have a material adverse effect on our business and financial results. In addition, competitors may develop a service or application that is similar to our IT Deal Alert product suite, which may also result in reduced sales levels for our product offerings.

There are a number of risks associated with expansion of our business internationally that could adversely affect our business.

Approximately 20% of our revenues for the three months ended March 31, 2014 were derived from customers with billing addresses outside of the United States and 28% of our revenues were derived from geo-targeted campaigns, where our target audience is outside North America. We have license and other arrangements in various countries, and maintain direct presences in the United Kingdom, France, Singapore and Australia, as well as operations in China, and Spanish, French, Portuguese and German language websites.

In addition to facing many of the same challenges we face domestically, there are additional risks and costs inherent in expanding our business in international markets, including:

■	limitations on our activities in foreign countries where we have granted rights to existing business partners;

■	continuation of the trend among our foreign-based customers to transition from print to online advertising;

■	the adaptation of our websites and advertising programs to meet local needs and to comply with local legal and regulatory requirements;

■	our foreign-based competitors having greater resources and longer established relationships with local advertisers;

■	varied, unfamiliar and unclear legal and regulatory restrictions, as well as unforeseen changes in legal and regulatory requirements;

■	more restrictive data protection regulation, which may vary by country;

■	more extensive labor regulation, which may vary by country;

■	difficulties in staffing and managing multinational operations;

■	difficulties in finding appropriate foreign licensees or joint venture partners;

■	distance, language and cultural differences in doing business with foreign entities;

■	foreign political and economic uncertainty;

■	less extensive adoption of the Internet as an information source and increased restriction on the content of websites;

■	currency exchange-rate fluctuations; and

■	potential adverse tax requirements.

As a result, we may face difficulties and unforeseen expenses in expanding our business internationally and, even if we attempt to do so, we may be unsuccessful, which could harm our business, operating results and financial condition.

There are substantial uncertainties regarding the interpretation and application of the laws and regulations of the People’s Republic of China, or PRC, including, but not limited to, the laws and regulations governing our business in the PRC, and the enforcement and performance of the contractual arrangements between our wholly-owned subsidiary, TechTarget (Beijing) Information Technology Consulting Co., Ltd, or TTGT China, and our affiliated Chinese entity, Keji Wangtuo (Beijing) Information Technology Co., Ltd, or Keji Wangtuo, and its shareholders. We are considered a foreign person under PRC law. As a result, we are subject to PRC law limitations on foreign ownership of companies engaged in value-added telecommunications services, including internet-related services, and advertising. Accordingly, we operate our websites and our online advertising business in China through Keji Wangtuo, a company wholly-owned by two citizens of the PRC; we have no equity ownership interest in Keji Wangtuo. Keji Wangtuo holds the licenses and approvals necessary to operate our websites and online advertising business in China. Through our wholly-owned subsidiary, TTGT China, we have contractual arrangements with Keji Wangtuo and its shareholders that allow us to substantially control and operate Keji Wangtuo and give us the economic benefit of those operations. We cannot be sure that we will be able to enforce these contracts. In addition, such contractual arrangements may not prove as effective in exercising control over Keji Wangtuo as direct ownership. Although we believe we are in compliance with current PRC regulations, we cannot be sure that the Chinese government would agree that our operating and equity arrangements with Keji Wangtuo comply with Chinese law. If the Chinese government determines that we are not in compliance with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites in China, require us to restructure our Chinese operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business in China.

The general economic, business or industry conditions may adversely affect our business, as well as our ability to forecast financial results.

The domestic and international economies have continued to experience ongoing instability and inconsistent, unpredictable growth. This period of instability has been magnified by factors including changes in the availability of credit, volatile business and consumer confidence and fluctuating unemployment. These and other macro-economic conditions have contributed to unpredictable changes in the global economy and expectations of future global economic growth. If the economic climate in the United States and abroad remains as it is or deteriorates, our customers or potential customers could reduce or delay their purchases of our offerings, which would adversely impact our revenues and our ability to sell our offerings, collect customer receivables and, ultimately, our profitability. Additionally, future economic conditions continue to have a high degree of inherent uncertainty. As a result, it continues to be difficult to estimate the level of growth or contraction for the economy as a whole, as well as for the various sectors of the economy, such as the IT market. Because all components of our budgeting and forecasting are dependent upon estimates of growth or contraction in the IT market and demand for our offerings, the prevailing economic uncertainties continue to render accurate estimates of future income and expenditures very difficult to make. We cannot predict the duration of current economic conditions or the duration or strength of an economic recovery, worldwide in the IT industry or in any of the different segments of the IT industry. Further adverse changes may occur as a result of global, domestic or regional economic conditions, changing consumer confidence, unemployment, declines in stock markets, or other factors affecting economic conditions generally. These changes may negatively affect the sales of our offerings, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase the risk of loss on investments. Any recent growth we have experienced internationally would be negatively affected by any future global downturn.

Lingering effects of financial market instability and continued uncertain conditions in the United States and global economies have in the past and could in the future adversely affect our revenues and operating results.

We believe that the lingering effects of the instability affecting the financial markets and any further deterioration in the current business climate within the United States and/or certain other geographic regions in which we do business have had, and could continue to have, a negative impact on our revenue growth and operating results. Because all of our clients are in the IT industry, the success of our business is intrinsically linked to the health, and subject to market conditions, of the IT industry, and regional, domestic and global economic conditions. In turn, many of our customers have reassessed and will, for the foreseeable future, be likely to continue to scrutinize their spending on advertising campaigns. Prior market downturns in the IT industry have resulted in declines in advertising spending, which can cause longer sales cycles, deferral or delay of purchases by IT vendors and generally reduced expenditures for advertising and related services. Our revenues and profitability depend on the overall demand for advertising services from our customers. We believe that demand for our offerings has been in the past, and could be in the future, disproportionately affected by fluctuations, disruptions, instability or downturns in the economy and the IT industry, which may cause customers and potential customers to exit the industry or delay, cancel or reduce any planned expenditures for our advertising offerings. Furthermore, competitors have and may continue to respond to market conditions by lowering prices and attempting to lure away our customers and prospects to lower cost offerings. In addition, any slowdown in the formation of new IT companies, or decline in the growth of existing IT companies, may cause a decline in demand for our offerings.

Our quarterly operating results are subject to fluctuations, and these fluctuations may adversely affect the trading price of our common stock.

We have experienced fluctuations in our quarterly revenues and operating results. Our quarterly revenues and operating results may fluctuate from quarter to quarter due to a number of factors, many of which are outside of our control. In addition to the factors described elsewhere in this “Risk Factors” section, these factors include:

■	the spending priorities and advertising budget cycles of specific advertisers;

■	the addition or loss of advertisers;

■	the addition of new sites and services by us or our competitors; and

■	seasonal fluctuations in advertising spending, based on product launch schedules, annual budget approval processes of our customers and the historical decrease in advertising and events activity in the summer months.

Due to such risks, you should not rely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results. Due to the foregoing factors, it is also possible that our results of operations in one or more quarters may fall below the expectations of investors and/or securities analysts. In such an event, the trading price of our common stock is likely to decline.

Our revenues are primarily derived from short-term contracts that may not be renewed.

The primary source of our revenues is the sale of advertising to our customers, and we expect that this will continue to be the case for the foreseeable future. Our advertising contracts are primarily short-term, typically three months or less, and are generally subject to termination without substantial penalty by the customer at any time, generally with minimal notice requirements. We cannot assure you that our current customers will fulfill their obligations under their existing contracts, continue to participate in our existing programs beyond the terms of their existing contracts or enter into any additional contracts for new programs that we offer. In addition, our efforts to enter into longer term arrangements with customers for our IT Deal Alert services may not be successful. If a significant number of advertisers or a few large advertisers decided not to continue advertising on our websites or conducting or sponsoring events, we could experience a rapid decline in our revenues over a relatively short period of time.

If we are unable to deliver content and services that attract and retain users, our ability to attract advertisers may be affected, which could in turn have an adverse effect on our revenues.

Our future success depends on our continued ability to deliver original and compelling content and services to attract and retain users. Our user base is composed of corporate IT professionals who demand specialized websites and events tailored to the sectors of the IT products for which they are responsible and that they purchase. Our content and services may not be attractive to a sufficient number of users to attract advertisers and generate revenues consistent with our estimates. We also may not develop new content or services in a timely or cost-effective manner. Our ability to develop and produce this specialized content successfully is subject to numerous uncertainties, including our ability to:

■	anticipate and respond successfully to rapidly changing IT developments and preferences to ensure that our content remains timely and interesting to our users;

■	attract and retain qualified editors, writers and technical personnel;

■	fund new development for our programs and other offerings;

■	successfully expand our content offerings into new platform and delivery mechanisms; and

■	promote and strengthen the brands of our websites and our name.

If we are not successful in maintaining and growing our user base, our ability to retain and attract advertisers may be affected, which could in turn have an adverse effect on our revenues.

Our inability to sustain our historical advertising rates could adversely affect our operating results.

The market for advertising has fluctuated over the past few years. If we are unable to maintain historical pricing levels for advertising on our websites and for sponsorships at our events, our revenues could be adversely affected.

Competition for advertisers is intense, and we may not compete successfully, which could result in a material reduction in our market share, the number of our advertisers and our revenues.

We compete for potential advertisers with a number of different types of offerings and companies, including: broad-based media outlets, such as television, newspapers and business periodicals that are designed to reach a wide audience; general purpose portals and search engines; and offline and online offerings of media companies that produce content specifically for IT professionals, including International Data Group, United Business Media, QuinStreet and CNet. Advertisers may choose our competitors over us not only because they prefer our competitors’ online and events offerings to ours but also because advertisers prefer to utilize other forms of advertising offered by our competitors that are not offered by us and/or to diversify their advertising expenditures. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. As a result, we could lose market share to our competitors in one or more of our businesses and our revenues could decline.

We depend upon Internet search engines to attract a significant portion of the users who visit our websites, and if we were listed less prominently in search result listings, our business and operating results would be harmed.

We derive a significant portion of our website traffic from users who search for IT purchasing content through Internet search engines, such as Google, MSN, Bing and Yahoo!. A critical factor in attracting users to our websites is whether we are prominently displayed in response to an Internet search relating to IT content. Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine. The algorithms determine the order of the listing of results in response to the user’s Internet search. From time to time, search engines revise their algorithms. In some instances, these modifications may cause our websites to be listed less prominently in unpaid search results, which will result in decreased traffic from search engine users to our websites. Our websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, traffic to our websites will likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results.

We may not innovate at a successful pace, which could harm our operating results.

Our industry is rapidly adopting new technologies and standards to create and satisfy the demands of users and advertisers. It is critical that we continue to innovate by anticipating and adapting to these changes to ensure that our content-delivery, lead generation platforms and services and IT Deal Alert™ products remain effective and interesting to our users, advertisers and partners. In addition, we may discover that we must make significant expenditures to achieve these goals. If we fail to accomplish these goals, we may lose users and the advertisers that seek to reach those users, which could harm our operating results. Existing and planned efforts to develop new products, including any subscription-based offerings, may be costly and ultimately not successful.

We may be unable to continue to build awareness of our brands, which could negatively impact our business and cause our revenues to decline.

Building and maintaining recognition of our brands is critical to attracting and expanding our online user base and attendance at our events. We intend to continue to build existing brands and introduce new brands that will resonate with our targeted audiences, but we may not be successful. In order to promote these brands, in response to competitive pressures or otherwise, we may find it necessary to increase our marketing budget, hire additional marketing and public relations personnel or otherwise increase our financial commitment to creating and maintaining brand loyalty among our clients. If we fail to promote and maintain our brands effectively, or incur excessive expenses attempting to promote and maintain our brands, our business and financial results may suffer.

If we do not retain our key personnel, our ability to execute our business strategy will be adversely affected.

Our continued success depends to a significant extent upon the recruitment, retention and effective succession of our executive officers and key management. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, financial and administrative skills that are critical to the operation of our business. The competition for these employees is intense. The loss of the services of one or more of our key personnel could have a material adverse effect on our operating results.

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenues.

Our success depends on our ability to attract, hire and retain qualified technical, editorial, sales and marketing, customer support, financial and accounting and other managerial personnel at commercially reasonable rates. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services. In particular, our success depends in significant part on maintaining and growing an effective sales force. This dependence involves a number of challenges, including:

■	the need to hire, integrate, motivate and retain additional sales and sales support personnel;

■	the need to train new sales personnel, many of whom lack sales experience when they are hired; and

■	competition from other companies in hiring and retaining sales personnel.

We may fail to identify or successfully acquire and integrate businesses, products and technologies that would otherwise enhance our service offerings to our customers and users, and as a result our revenues may decline or fail to grow.

We have acquired, and in the future may acquire or invest in, complementary businesses, products or technologies. Acquisitions and investments involve numerous risks including:

■	difficulty in assimilating the operations and personnel of acquired businesses;

■	potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

■	difficulty in incorporating acquired technology and rights into our offerings and services;

■	unanticipated expenses related to technology and other integration;

■	potential failure to achieve additional sales and enhance our customer bases through cross marketing of the combined company’s services to new and existing customers;

■	potential detrimental impact to our pricing based on the historical pricing of any acquired business with common clients and the market generally;

■	potential litigation resulting from our business combinations or acquisition activities; and

■	potential unknown liabilities associated with the acquired businesses.

Our inability to integrate any acquired business successfully, or the failure to achieve any expected synergies, could result in increased expenses and a reduction in expected revenues or revenue growth. As a result, our stock price could fluctuate or decline. In addition, we cannot assure you that we will be successful in expanding into complementary sectors in the future, which could harm our business, operating results and financial condition.

The costs associated with potential acquisitions or strategic partnerships could dilute your investment or adversely affect our results of operations.

In order to finance acquisitions, investments or strategic partnerships, we may use equity securities, debt, cash, or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock, or both. Any debt financing is likely to have financial and other covenants that could have an adverse impact on our business if we do not achieve our projected results. In addition, the related increases in expenses could adversely affect our results of operations.

We have limited protection of our intellectual property and could be subject to infringement claims that may result in costly litigation, the payment of damages or the need to revise the way we conduct our business.

Our success and ability to compete are dependent in part on the strength of our proprietary rights, on the goodwill associated with our trademarks, trade names and service marks, and on our ability to use United States and foreign laws to protect them. Our intellectual property includes, among other things, our original content, our editorial features, logos, brands, domain names, the technology that we use to deliver our services, the various databases of information that we maintain and make available by license, and the appearances of our websites. We claim common law protection on certain names and marks that we have used in connection with our business activities. Although we have applied for and obtained registration of some of our marks in countries outside of the United States where we do business, we have not been able to obtain registration of all of our key marks in such jurisdictions, in some cases due to prior registration or use by third parties employing similar marks. In addition to United States and foreign laws, we rely on confidentiality agreements with our employees and third parties and protective contractual provisions to safeguard our intellectual property. Policing our intellectual property rights worldwide is a difficult task, and we may not be able to identify infringing users, or, if identified, stop them from continuing to infringe our intellectual property. We cannot be certain that third-party licensees of our content will always take actions to protect the value of our proprietary rights and reputation. Intellectual property laws and our agreements may not be sufficient to prevent others from copying or otherwise obtaining and using our content or technologies. In addition, others may develop non-infringing technologies that are similar or superior to ours. In seeking to protect our marks, copyrights, domain names and other proprietary rights, or in defending ourselves against claims of infringement that may be with or without merit, we could face costly litigation and the diversion of our management’s attention and resources. These claims could result in the need to develop alternative trademarks, content or technology or to enter into costly royalty or licensing agreements, which could have a material adverse effect on our business, results of operations and financial condition. We may not have, in all cases, conducted formal evaluations to confirm that our technology and services do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our technology, offerings, services or online content do not or will not infringe upon the intellectual property rights of third parties. If we were found to have infringed on a third-party’s intellectual property rights, the value of our brands and our business reputation could be impaired, and our business could suffer.

Our business could be harmed if we are unable to correspond with existing and potential users by e-mail.

We use e-mail as a significant means of communicating with our existing users. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation and/or changes to existing laws. If new laws or regulations are adopted, or existing laws and regulations are interpreted and/or amended or modified to impose additional restrictions on our ability to send e-mail to our users or potential users, we may not be able to communicate with them in a cost-effective manner. In addition to legal restrictions on the use of e-mail, Internet service providers and others typically attempt to block the transmission of unsolicited e-mail, commonly known as “spam.” If an Internet service provider or software program identifies e-mail from us as “spam,” we could be placed on a restricted list that would block our e-mail to users or potential users who maintain e-mail accounts with these Internet service providers or who use these software programs. If we are unable to communicate by e-mail with our users and potential users as a result of legislation, blockage or otherwise, our business, operating results and financial condition could be harmed.

Changes in laws and standards relating to data collection and use, and the privacy of Internet users and other data could impair our efforts to maintain and grow our audience and thereby decrease our advertising revenue.

We collect information from our users who register on our websites or for services or respond to surveys. Subject to each user’s permission (or right to decline, which we refer to as an “opt-out”, a practice that may differ across our various websites, depending on the applicable needs and requirements of different countries’ laws), we may use this information to inform our users of services that they have indicated may be of interest to them. We may also share this information with our advertising clients for registered members who have elected to receive additional promotional materials and have granted us permission to share their information with third parties. We also collect information on our registered members and users based on their activity on our sites. The United States federal and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. Additionally, several foreign jurisdictions, including the European Union and the United Kingdom, and Canada, have adopted legislation (including directives or regulations) that may increase the requirements for collecting, or limit our collection and use of, information from Internet users in these jurisdictions. In addition, growing public concern about privacy, data security and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry, and to increased federal and state regulation. In addition, in May 2014, the Obama administration released a report that advocates a framework to address online consumer privacy. Among other things, the report renews calls for privacy legislation based on a Consumer Privacy Bill of Rights. The proposed Consumer Bill of Rights would notably allow consumers the right to exercise control over the collection and use of personal data, including the ability to access and correct personal data, for such personal data to be collected and used in accordance with easily understandable privacy and security policies and expect the secure and responsible handling of personal data. The Obama administration has asked the United States Department of Commerce to work with industry, privacy advocates and other stakeholders to draft legislative text to implement the principles outlined in the White House report. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business over time. Although, to date, our efforts to comply with applicable federal and state laws and regulations have not hurt our business, additional, more burdensome laws or regulations, including more restrictive consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users and detailed lead data to our advertising clients, thereby impairing our ability to maintain and grow our audience and maximize advertising revenue from our clients. Additionally, the FTC and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of Web site content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. A few states have also introduced legislation that, if enacted, would restrict or prohibit behavioral advertising within the state. In the absence of a federal law pre-empting enforcement, such state legislation would likely have the practical effect of regulating behavioral advertising nationwide because of the difficulties behind implementing state-specific policies or identifying the location of a particular user. In the event of additional legislation in this area, our ability to effectively target our users may be limited. We believe that we are in compliance with applicable consumer protection laws that apply to us, but a determination by a state or federal agency or court that any of our practices do not meet these laws and regulations could create liability to us, result in adverse publicity and affect negatively our businesses. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

As we deploy new products, we will need to update our privacy policy to describe any relevant changes to our practices. Failure to do so could give rise to federal or state enforcement actions or lawsuits that could materially affect our business. In addition, several foreign governmental bodies, including the European Union, the United Kingdom, and Canada have regulations dealing with the collection and use of personal information obtained from their citizens. Regulations in these territories have focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an e-mail address or a name. Further, within the European Union, certain member state data protection authorities regard IP addresses as personal information, and legislation in the European Union requires informed consent for the placement of a cookie on a user device. We believe that we are in material compliance with such regulations as applicable to us; however, such regulations and laws may be modified and new laws may be enacted in the future. Further, data protection authorities may interpret existing laws in new ways. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to anticipate accurately the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our businesses.

United States and European lawmakers and regulators have recently expressed concern over the use of third party cookies or web beacons for the purpose of online behavioral advertising, and efforts to address these uses may result in broader requirements that would apply to research activities, including understanding our users’ Internet usage. Such actions may have a chilling effect on businesses that collect or use online usage information generally or substantially increase the cost of maintaining a business that collects or uses online usage information, increase regulatory scrutiny and increase the potential of class action lawsuits. In response to marketplace concerns about the usage of third party cookies and web beacons to track user behaviors, the major browser applications have enabled features that allow the user to limit the collection of certain data. These developments could impair our ability to collect user information that helps us provide more targeted advertising to our users. In addition, several browser applications, including but not limited to Microsoft’s Internet Explorer, Mozilla Firefox, Google Chrome and Apple’s Safari browser contain tracking protection features and options that allow users to opt-out of ad-tracking cookies and in certain cases block behavioral tracking from specified websites. In the event users implement these tracking features and options, they have the potential to affect our business negatively.

Increased exposure from loss of personal information could impose significant additional costs on us.

Many states and foreign jurisdictions in which we operate have enacted regulations requiring us to notify customers in the event that certain customer information is accessed, or believed to have been accessed, without authorization and in some cases also develop proscriptive policies to protect against such unauthorized access. Such notifications can result in private causes of action being filed against us. Additionally, increasing regulatory demands are requiring us to provide protection of personal information to prevent identity theft and the disclosure of sensitive information. Should we experience a loss of protected data, efforts to regain compliance and address penalties imposed by such regulatory regimes could increase our costs.

Changes in regulations could adversely affect our business and results of operations.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States and elsewhere will be adopted covering issues affecting our business, including:

■	privacy, data security and use of personally identifiable information;

■	copyrights, trademarks and domain names; and

■	marketing practices such as behavioral advertising, e-mail or direct marketing.

Increased government regulation, or the application of existing laws to online activities, could:

■	decrease the growth rate of the Internet;

■	reduce our revenues;

■	increase our operating expenses; or

■	expose us to significant liabilities.

Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Any impairment in the value of these important assets could cause our stock price to decline. We cannot be sure what effect any future material noncompliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business, operating results and financial condition.

As a creator and a distributor of content over the Internet, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute.

Due to the nature of content published on our online network, including content placed on our online network by third parties, and as a creator and distributor of original content and research, we face potential liability based on a variety of theories, including defamation, negligence, copyright or trademark infringement, or other legal theories based on the nature, creation or distribution of this information. Such claims may also include, among others, claims that by providing hypertext links to websites operated by third parties, we are liable for wrongful actions by those third parties through these websites. Similar claims have been brought, and sometimes successfully asserted, against online services. It is also possible that our users could make claims against us for losses incurred in reliance on information provided on our networks. In addition, we could be exposed to liability in connection with material posted to our Internet sites by third parties. For example, many of our sites offer users an opportunity to post comments and opinions that are not moderated. Some of this user-generated content may infringe on third-party intellectual property rights or privacy rights or may otherwise be subject to challenge under copyright laws. Such claims, whether brought in the United States or abroad, could divert management time and attention away from our business and result in significant cost to investigate and defend, regardless of the merit of these claims. In addition, if we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. Our insurance may not adequately protect us against these claims. The filing of these claims may also damage our reputation as a high quality provider of unbiased, timely analysis and result in client cancellations or overall decreased demand for our services.

We may be liable if third parties or our employees misappropriate our users’ confidential business information.

We currently retain confidential information relating to our users in secure database servers. Although we observe security measures throughout our operations, we cannot assure you that we will be able to prevent individuals from gaining unauthorized access to these database servers. Any unauthorized access to our servers, or abuse by our employees, could result in the theft of confidential user information. If confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business and results of operations.

Our business, which is dependent on centrally located communications and computer hardware systems, is vulnerable to natural disasters, telecommunication and systems failures, terrorism and other problems, which could reduce traffic on our networks or websites and result in decreased capacity for advertising space.

Our operations are dependent on our communications systems and computer hardware, all of which are located in data centers operated by third parties. These systems could be damaged by fire, floods, earthquakes, power loss, telecommunication failures and similar events. Our insurance policies have limited coverage levels for loss or damages in these events and may not adequately compensate us for any losses that may occur. In addition, terrorist acts or acts of war may cause harm to our employees or damage our facilities, our clients, our clients’ customers and vendors, or cause us to postpone or cancel, or result in dramatically reduced attendance at, our events, which could adversely impact our revenues, costs and expenses and financial position. We are predominantly uninsured for losses and interruptions to our systems or cancellations of events caused by terrorist acts and acts of war.

Our systems may be subject to slower response times and system disruptions that could adversely affect our revenues.

Our ability to attract and maintain relationships with users, advertisers and strategic partners depends on the satisfactory performance, reliability and availability of our Internet infrastructure. Our Internet advertising revenues relate directly to the number of advertisements and other marketing opportunities delivered to our users. System interruptions or delays that result in the unavailability of Internet sites or slower response times for users would reduce the number of advertising impressions and leads delivered. This could reduce our revenues as the attractiveness of our sites to users and advertisers decreases. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. Further, we do not have multiple site capacity for all of our services in the event of any such occurrence.

We may experience service disruptions for the following reasons:

■	occasional scheduled maintenance;

■	equipment failure;

■	volume of visits to our websites that exceed our infrastructure’s capacity; and

■	natural disasters, telecommunications failures, power failures, other system failures, maintenance, viruses, hacking or other events outside of our control.

In addition, our networks and websites must accommodate a high volume of traffic and deliver frequently updated information. They have experienced in the past, and may experience in the future, slower response times or decreased traffic for a variety of reasons. There have been instances where our online networks as a whole, or our websites individually, have been inaccessible. Also, slower response times, which have occurred more frequently, can result from general Internet problems, routing and equipment problems involving third-party Internet access providers, problems with third-party advertising servers, increased traffic to our servers, viruses and other security breaches, many of which problems are out of our control. In addition, our users depend on Internet service providers and online service providers for access to our online networks or websites. Those providers have experienced outages and delays in the past, and may experience outages or delays in the future. Moreover, our Internet infrastructure might not be able to support continued growth of our online networks or websites. Any of these problems could result in less traffic to our networks or websites or harm the perception of our networks or websites as reliable sources of information. Less traffic on our networks and websites or periodic interruptions in service could have the effect of reducing demand for advertising on our networks or websites, thereby reducing our advertising revenues.

Our networks may be vulnerable to unauthorized persons accessing our systems, viruses and other disruptions, which could result in the theft of our proprietary information and/or disrupt our Internet operations making our websites less attractive and reliable for our users and advertisers.

Internet usage could decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our websites against hackers. Our online networks could also be affected by computer viruses or other similar disruptive problems, and we could inadvertently transmit viruses across our networks to our users or other third parties. Any of these occurrences could harm our business or give rise to a cause of action against us. Providing unimpeded access to our online networks is critical to servicing our customers and providing superior customer service. Our inability to provide continuous access to our online networks could cause some of our customers to discontinue purchasing advertising programs and services and/or prevent or deter our users from accessing our networks. Our activities and the activities of third-party contractors involve the storage and transmission of proprietary and personal information. Accordingly, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements.

If we do not maintain proper and effective disclosure controls and procedures and internal controls over financial reporting, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate disclosure controls and procedures, including internal financial and accounting controls and procedures, in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. On an ongoing basis, both we and our independent auditors document and test our internal controls and procedures in connection with the requirements of Section 404 of the Sarbanes-Oxley Act and, as part of that documentation and testing, identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to expand our sales and marketing and service development efforts or to make acquisitions. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

The impairment of a significant amount of goodwill and intangible assets on our balance sheet could result in a decrease in earnings and, as a result, our stock price could decline.

In the course of our operating history, we have acquired assets and businesses. Some of our acquisitions have resulted in the recording of a significant amount of goodwill and/or intangible assets on our financial statements. We had approximately $94.1 million of goodwill and net intangible assets as of March 31, 2014. The goodwill and/or intangible assets were recorded because the fair value of the net tangible assets acquired was less than the purchase price. We may not realize the full value of the goodwill and/or intangible assets. As such, we evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis or more frequently if events or circumstances suggest that the asset may be impaired. We did not have any intangible assets with indefinite lives as of March 31, 2014 or December 31, 2013. We evaluate other intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If goodwill or other intangible assets are determined to be impaired, we will write off the unrecoverable portion as a charge to our earnings. If we acquire new assets and businesses in the future, as we intend to do, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

The trading value of our common stock may be volatile and decline substantially.

The trading price of our common stock may be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

■	our operating performance and the operating performance of similar companies;

■	the overall performance of the equity markets;

■	announcements by us or our competitors of acquisitions, business plans, commercial relationships or new product or service offerings;

■	threatened or actual litigation;

■	changes in laws or regulations relating to the provision of Internet content;

■	any change in our board of directors or management;

■	publication of research reports about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

■	our sale of common stock or other securities in the future;

■	large volumes of sales of our shares of common stock by existing stockholders; and

■	general political and economic conditions.

In addition, the stock market in general, and historically the market for Internet-related companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Various provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

■	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by our board of directors, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board;

■	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

■	permit directors to be removed only for cause;

■	prohibit action by written consent of our stockholders; and

■	specify advance notice requirements for stockholder proposals and director nominations. In addition, with some exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly. A large portion of our outstanding shares of common stock is held by our officers, directors and significant stockholders. Two of the largest percentages of our shares are owned by venture capital funds, which are typically structured to have a finite life. As these venture capital funds approach or pass the respective terms of the fund, the decision to sell or hold our stock may be based not only on the underlying investment merits of our stock but also on the requirements of their internal fund structure. Immediately after this offering, our directors, executive officers and significant stockholders will beneficially own approximately 14 million shares of our common stock, which represents approximately 42% of our shares outstanding as of March 31, 2014. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Immediately after this offering, our directors, executive officers and significant stockholders will beneficially own approximately 14 million shares of our common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement or the accompanying prospectus may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations and plans for future product development, industry trends and manufacturing are forward-looking statements. Without limiting the foregoing, the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks” and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in these forward-looking statements are discussed in the section entitled “Risk Factors” included in this prospectus supplement, the accompanying prospectus and in the reports incorporated by reference herein and therein. Also, any forward-looking statement made by us in this prospectus supplement speaks only as of the date on which this prospectus supplement was first filed. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus supplement will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares. The selling stockholders will pay any underwriting discounts and commissions and transfer taxes incurred by the selling stockholders in disposing of the shares. We will pay all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, fees and expenses of counsel and accountants, the SEC registration fee with respect to the shares covered by this prospectus and printing and engraving expenses.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, our credit facility prohibits us from paying dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014. You should read the following table in conjunction with our consolidated financial statements and related notes and the section of this prospectus supplement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

MARCH 31, 2014
(Unaudited)
Cash, cash equivalents, and investments	$32,301

Long-term liabilities	5,632
Preferred stock, 5,000,000 shares authorized; no shares issued or outstanding	—
Common stock, $0.001 par value per share, 100,000,000 shares authorized, 48,336,822 shares issued and 32,672,160 shares outstanding at March 31, 2014	48
Treasury stock, 15,664,662 shares at March 31, 2014	(83,878)
Additional paid-in capital	273,126
Accumulated other comprehensive income	229
Accumulated deficit	(29,914)

Total stockholders’ equity	159,611

Total capitalization	$165,243

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and consolidated balance sheet data as of December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and related notes. The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014 and March 31, 2013 have been derived from our unaudited consolidated financial statements and related notes. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and the results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. The historical results are not necessarily indicative of the results to be expected for any future period. The unaudited results for the three months ended March 31, 2014 are not necessarily indicative of results expected for the fiscal year ending December 31, 2014 or for any other future period. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

	THREE MONTHS ENDED (Unaudited)		YEARS ENDED DECEMBER 31,
Consolidated Statements of Operations Data:	2014	2013	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Revenues:
Online	$22,080	$18,475	$79,709	$88,192	$92,303	$82,330	$72,345
Events	897	1,073	8,787	11,799	13,195	12,679	14,152

Total revenues	22,977	19,548	88,496	99,991	105,498	95,009	86,497

Cost of revenues:
Online (1)	6,090	5,928	23,362	23,513	22,373	20,402	20,661
Events (1)	547	676	3,771	4,301	4,765	4,313	5,856

Total cost of revenues	6,637	6,604	27,133	27,814	27,138	24,715	26,517

Gross profit	16,340	12,944	61,363	72,177	78,360	70,294	59,980
Operating expenses:
Selling and marketing (1)	9,746	9,120	36,920	36,718	39,586	37,291	34,125
Product development (1)	1,605	1,741	6,715	7,521	7,688	8,661	9,213
General and administrative (1)	3,332	3,307	14,156	13,206	13,680	15,530	15,316
Depreciation	989	872	3,823	3,279	2,759	2,389	2,219
Amortization of intangible assets	451	734	2,223	3,351	3,976	4,523	4,714
Restructuring charge	—	—	—	—	384	—	—

Total operating expenses	16,123	15,774	63,837	64,075	68,073	68,394	65,587

Operating income (loss)	217	(2,830)	(2,474)	8,102	10,287	1,900	(5,607)
Interest (expense) income, net	(10)	3	(20)	107	57	176	267

Income (loss) before provision for (benefit from) income taxes	207	(2,827)	(2,494)	8,209	10,344	2,076	(5,340)
Provision for (benefit from) income taxes	72	(1,285)	(657)	4,185	5,655	3,258	(224)

Net income (loss)	$135	$(1,542)	$(1,837)	$4,024	$4,689	$(1,182)	$(5,116)

Net income (loss) per common share (2):
Basic and diluted	$0.00	$(0.04)	$(0.05)	$0.10	$0.12	$(0.03)	$(0.12)

Weighted average common shares outstanding:
Basic	32,684	40,023	37,886	40,211	38,532	42,771	41,865

Diluted	33,631	40,023	37,886	40,910	40,567	42,771	41,865

(1) Amounts included in stock-based compensation as follows:
Cost of online revenues	$30	$47	$173	$202	$273	$173	$454
Cost of events revenues	4	4	18	18	91	87	94
Selling and marketing	688	703	2,751	2,888	4,713	6,380	6,025
Product development	31	53	212	265	443	520	535
General and administrative	654	624	2,431	1,894	1,949	3,841	5,515
Total	$1,407	$1,431	$5,585	$5,267	$7,469	$11,001	$12,623

(2)	Basic and diluted net (loss) income per common share is computed by dividing the net (loss) income applicable to common stockholders by the basic and diluted weighted-average number of common shares outstanding for the fiscal period. See Note 2 of our “Notes to Consolidated Financial Statements” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and in our Annual Report on Form 10-K for the year ended December 31, 2013, both of which are incorporated herein by reference.

	AS OF MARCH 31, (UNAUDITED)		AS OF DECEMBER 31,
Consolidated Balance Sheet Data	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
Cash, cash equivalents, investments	$32,301	$61,918	$33,772	$76,340	$63,221	$50,134	$82,557
Total assets	$180,240	$210,757	$176,982	$220,192	$209,187	$193,758	$214,063
Total liabilities	$20,629	$20,404	$19,920	$20,878	$19,512	$19,898	$16,199
Treasury stock	$(83,878)	$(45,922)	$(83,862)	$(35,810)	$(35,343)	$(35,343)	$—
Total equity	$159,611	$190,353	$157,062	$199,314	$189,675	$173,860	$197,864

Non-GAAP Financial Measures

	FOR THE THREE MONTHS ENDED MARCH 31, (UNAUDITED)		YEARS ENDED DECEMBER 31,
Reconciliation of Net Income (Loss) to Adjusted EBITDA	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
Net income (loss)	$135	$(1,542)	$(1,837)	$4,024	$4,689	$(1,182)	$(5,116)

Interest expense (income), net	10	(3)	20	(107)	(57)	(176)	(267)
Provision for (benefit from) income taxes	72	(1,285)	(657)	4,185	5,655	3,258	(224)
Depreciation	989	872	3,823	3,279	2,759	2,389	2,219
Amortization of purchase price adjustment	110	48	201	—	398	—	—
Amortization of intangible assets	451	734	2,223	3,351	3,976	4,523	4,714

EBITDA	1,767	(1,176)	3,773	14,732	17,420	8,812	1,326

Stock-based compensation expense	1,407	1,431	5,585	5,267	7,469	11,001	12,623
Restructuring charge	—	—	—	—	384	—	—

Adjusted EBITDA	$3,174	$255	$9,358	$19,999	$25,273	$19,813	$13,949

The term “adjusted EBITDA” refers to a financial measure that we define as earnings before net interest, other income and expense, income taxes, depreciation and amortization, as further adjusted to exclude stock-based compensation and restructuring charges, if any. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, our definition of adjusted EBITDA may not be comparable to the definitions as reported by other companies. We believe adjusted EBITDA is relevant and useful information because it provides us and investors an additional measurement to compare our operating performance. This measure is part of our internal management reporting and planning process and is a primary measure used by our management to evaluate the operating performance of our business, as well as potential acquisitions. The components of adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. In the case of senior management, adjusted EBITDA is used as one of the principal financial metrics in their annual incentive compensation program. Adjusted EBITDA is also used for planning purposes and in presentations to our board of directors. Furthermore, we intend to provide this non-GAAP financial measure as part of our future earnings discussions and, therefore, the inclusion of this non-GAAP financial measure will provide consistency in our financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and accompanying notes included in our Quarterly Report on Form 10-Q, which was filed with the SEC on May 12, 2014. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus supplement, the prospectus and the documents incorporated by reference herein or therein, particularly under the heading “Risk Factors.”

Overview

Background

We are a leading provider of specialized online content and brand advertising that brings together buyers and sellers of corporate information technology, or “IT”, products. We sell customized marketing programs that enable IT vendors to reach corporate IT decision makers who are actively researching specific purchases. In addition we offer a number of data analytics solutions that help our customers more efficiently target their sales efforts.

IT professionals have become increasingly specialized, and rely on our network of over 150 websites, each of which focuses on a specific IT sector such as storage, security or networking, for key decision support information tailored to their specific areas of responsibility. We work with our advertising customers to develop customized marketing programs, often providing them with multiple offerings in order to target their desired audience of IT professionals more effectively. Our service offerings address the lead generation, project opportunity information, and branding objectives of our advertising customers. In the three months ended March 31, 2014, lead generation and branding remained our primary source of revenue, while project opportunity information, driven by growth in our IT Deal Alert product, contributed approximately 15% of revenue as compared with a minimal amount for the same period in 2013.

We enable IT professionals to navigate the complex and rapidly-changing IT landscape where purchasing decisions can have significant financial and operational consequences. Our content strategy includes three primary sources which IT professionals use to assist them in their pre-purchase research: independent content provided by our professionals, vendor-generated content provided by our customers and user-generated, or peer-to-peer, content. In addition to utilizing our independent content, registered members are able to conduct their pre-purchase research by accessing extensive vendor content across our network of websites. Our network of websites also allows users to seamlessly interact and contribute content, which is highly valued by IT professionals during their research process.

We have a large and growing base of registered members, which totaled over 13.5 million as of March 31, 2014. The targeted nature of our user base enables IT vendors to reach a specialized audience efficiently because our content is highly segmented and aligned with the IT vendors’ specific products. Since our founding in 1999, we have developed a broad customer base. During 2013, we delivered advertising campaigns for approximately 1,200 customers. No customer represented 10% or more of total revenue during 2013.

Executive Summary

Our revenue for the three months ended March 31, 2014 grew approximately 18%, to $23 million, when compared with the same period in 2013. This growth was primarily driven by two factors: continued growth of international revenue from our online products, and further adoption of our new IT Deal Alert offering. Both of these factors remain key areas of focus for our management team, and we believe they are both positioned for significant continued revenue growth. IT Deal Alert is a suite of services that leverages our proprietary audience activity data to enable us to identify purchase intent among our audience of IT professionals. At the same time, our international business is benefitting from the continued shift in adoption of online tools from traditional print sources by IT professionals in overseas markets.

During the first quarter of 2014, we made further progress on our strategy to grow our business and increase the reach of our offerings by continuing to execute on our strategic plans for the roll-out of IT Deal Alert and the continued expansion of our direct international capabilities.

Our key strategic initiatives include:

■	IT Deal Alert Qualified Sales Opportunities—Our IT Deal Alert: Qualified Sales Opportunities service continues to gain traction in the market and we are encouraged by the early progress we have made. In the first quarter of 2014 we had approximately 125 customers utilizing our IT Deal Alert service; this is up from 100 customers in the fourth quarter of 2013. We continue to receive very positive feedback from customers on the service and expect IT Deal Alert™ to be a meaningful growth driver in the remainder of 2014 and into 2015.

■	IT Deal Alert: Account Watch—During the first quarter of 2014 we launched IT Deal Alert: Account Watch, a new annual subscription service also powered by the Activity Intelligence™ platform, which integrates with salesforce.com. This offering uses targeted content to identify active technology projects based on the activity of serious buyers in over 80 technology-specific segments across the Data Center, Networking, Storage, Security, and Business Applications markets. This real-time data makes prospecting more efficient and allows technology companies to better target opportunities to win more deals.

■	International: During the first quarter of 2014 approximately 28% of our revenues were derived from international geo-targeted campaigns, where our target audience is outside North America. International geo-targeted revenue increased in excess of 20% in the three months ended March 31, 2014 as compared to the same period a year ago. We believe that our integrated product offering across regions continues to resonate with international marketers and is contributing to our successful results. We plan on continuing to invest in these capabilities as we seek opportunities to increase our global reach; during the first quarter we introduced IT Deal Alert: Qualified Sales Opportunities in the UK and we have plans to roll out IT Deal Alert: Qualified Sales Opportunities in the rest of Europe and in APAC later this year.

Business Trends

The following discussion highlights key trends affecting our business.

■	Macro-economic Conditions and Industry Trends. Because most of our customers are IT vendors, the success of our business is intrinsically linked to the health, and subject to market conditions, of the IT industry. In the three months ended March 31, 2014, we saw continued uncertainty in the IT market. As a result, we have continued to see evidence that some IT vendors’ North American advertising budgets remained at their previously reduced level, which has caused our revenue to remain level in North America. As a result, while we will continue to invest in growth areas, management will carefully control discretionary spending such as travel and entertainment, and the filling of new and replacement positions, in an effort to maintain profit margins and cash flow.

■	Customer Segments. In the three months ended March 31, 2014, our year-over-year revenue from our top 12 global customers increased by approximately 27%, our mid-sized customers (our next largest 100 customers) increased by approximately 7% and our smaller customers increased by approximately 30%. Even though all three customer segments showed year-over-year growth, all three segments continued to report a challenging environment. This translated into our customers remaining cautious with their marketing expenditures.

Sources of Revenues

We sell advertising programs to IT vendors targeting a specific audience within a particular IT sector or sub-sector. We maintain multiple points of contact with our customers to provide support throughout their organizations and their customers’ IT sales cycles. As a result, our customers often run multiple advertising programs with us in order to target their desired audience of IT professionals more effectively. There are multiple factors that can impact our customers’ advertising objectives and spending with us, including but not limited to, IT product launches, increases or decreases to their advertising budgets, the timing of key industry marketing events, responses to competitor activities and efforts to address specific marketing objectives such as creating brand awareness or generating sales leads. Our services are generally delivered under short-term contracts that run for the length of a given advertising program, typically less than six months. In the three months ended March 31, 2014, lead generation and branding remained our primary source of revenue, while project opportunity information, driven by growth in our IT Deal Alert products, contributed approximately 15% of revenue as compared with a minimal amount for the same period in 2013.

We use both online and event offerings to provide IT vendors with numerous touch points to reach key IT decision makers and to provide IT professionals with highly specialized content across multiple forms of media. We are experienced in assisting advertisers to develop custom advertising programs that maximize branding and ROI. The following is a description of the services we offer:

Online. Online revenue represented 96% and 95% of total revenues for the three months ended March 31, 2014 and 2013, respectively. Our network of websites forms the core of our content platform. Our websites provide IT professionals with comprehensive decision support information tailored to their specific areas of responsibility and purchasing decisions. Through our websites, we offer a variety of online media offerings to connect IT vendors to IT professionals. Our lead generation offerings allow IT vendors to maximize ROI by capturing qualified sales leads from the distribution and promotion of content to our audience of IT professionals. In August of 2011, we released a major upgrade to our Activity Intelligence platform. Since 2012, all of our lead generation campaigns offer the Activity Intelligence Dashboard, a technology platform that gives our customers’ marketers and sales representatives a real-time view of their prospects, which includes insights on the research activities of technology buying teams, including at an account level. Lead generation offerings may also include an additional service, TechTarget Re-Engage (formerly called Nurture & Qualify), which helps both technology marketers and their sales teams to identify highly active prospects, detect emerging projects, retarget interested buying teams, and accelerate engagement with specific accounts.

Our lead generation offerings may also include the syndication of the following:

■	White Papers. White papers are technical documents created by IT vendors to describe business or technical problems which are addressed by the vendors’ products or services. As part of a lead generation campaign, we post white papers on our relevant websites and our users receive targeted promotions about these content assets. Prior to viewing white papers, our registered members and visitors supply their corporate contact information and agree to receive further information from the vendor. The corporate contact and other qualification information for these leads are supplied to the vendor in real time through our proprietary lead management software.

■	Webcasts, Podcasts, Videocasts and Virtual Trade Shows. Webcasts, podcasts, videocasts, virtual trade shows and similar content bring informational sessions directly to attendees’ desktops and mobile devices. As is the case with white papers, our users supply their corporate contact and qualification information to the webcast, podcast, videocast or virtual trade show sponsor when they view or download the content. Sponsorship includes access to the registrant information and visibility before, during and after the event.

Our branding offerings provide IT vendors exposure to targeted audiences of IT professionals actively researching information related to their products and services and include display advertising (including banners) and custom offerings. Display advertising can be purchased on specific websites within our network and against specific technology segments. These offerings give IT vendors the ability to increase their brand awareness to highly specialized IT sectors.

Our other offerings include the following:

■	IT Deal Alert. IT Deal Alert is a suite of services for advertisers that leverages the detailed purchase intent data that we collect about end-user IT organizations. Through proprietary scoring methodologies, we use this data to help advertisers identify and prioritize accounts whose content consumption around specific IT topics indicates that they are “in-market” for a particular product or service. We also use the data directly to identify and further profile accounts’ upcoming purchase plans.

■	Qualified Sales Opportunities is a product that profiles specific in-progress purchase projects, including information on scope and purchase considerations.

■	IT Deal Alert: Account Watch, is an annual subscription service powered by our Activity Intelligence™ platform which integrates with salesforce.com. The breadth and depth of our targeted content allows IT Deal Alert: Account Watch to identify active technology projects based on the activity of serious buyers in approximately 80 technology-specific segments.

■

Custom Content Creation. In support of our advertisers’ lead generation programs, we will sometimes create white papers, case studies, webcasts, videos or even entire microsites to our customers’ specifications through our Custom Media team. These customized content assets are then promoted to our audience in the context of the advertisers’ lead generation programs. Our custom offerings allow customers to have content or entire microsites created that focus on topics related to their marketing objectives and include promotion of these vehicles to our users which includes IT professionals and buyers of IT products.

■	Content Sponsorships. IT vendors, or groups of vendors, pay us to sponsor independent editorially created content vehicles on specific technology topics where the registrant information is then provided to all participating sponsor. In some cases, these vehicles are supported by multiple sponsors in a single segment, with the registrant information provided to all participating sponsors. Because these offerings are editorially driven, advertisers get the benefit of association with independently created content as well as access to qualified sales leads that are researching the topic.

■	List Rentals. We also offer IT vendors the ability to message registered members on topics related to their interests by renting our e-mail and postal lists of registered members, which is organized using specific criteria such as company size, geography or job title.

■	Third Party Revenue Sharing Arrangements. We have revenue sharing arrangements with certain third parties, to allow for the licensing of our online content, for the renting of our database of opted-in e-mail subscribers and to allow advertising from customers of certain third parties to be made available to our website visitors. In each of these arrangements we are paid a share of the resulting revenue.

Events. Events revenue represented 4% and 5% of total revenues for the three months ended March 31, 2014 and, 2013 respectively. Most of our media groups operate revenue-generating events. The majority of our events are free to IT professionals and are sponsored by IT vendors. Attendees are pre-screened based on event-specific criteria such as sector-specific budget size, company size or job title. We offer three types of events: multi-day conferences, single-day seminars and custom events. Multi-day conferences provide independent content provided by our professionals to our attendees and allow vendors to purchase exhibit space and other sponsorship offerings that enable interaction with the attendees. We also hold single-day seminars on various topics in major cities. These seminars provide independent content provided by our professionals on key sub-topics in the sectors we serve, are free to qualified attendees and offer multiple vendors the ability to interact with specific, targeted audiences actively focused on buying decisions. Our custom events differ from our seminars in that they are exclusively sponsored by a single IT vendor and the content is driven primarily by the sole sponsor.

Cost of Revenues, Operating Expenses and Other

Expenses consist of cost of online and event revenues, selling and marketing, product development, general and administrative, depreciation, amortization and net interest expenses. Personnel-related costs are a significant component of each of these expense categories except for depreciation and amortization related expenses.

Cost of Online Revenue. Cost of online revenues consist primarily of: salaries and related personnel costs; member acquisition expenses (primarily keyword purchases from leading Internet search sites); freelance writer expenses; website hosting costs; vendor expenses associated with the delivery of webcast, podcast, videocast and similar content, and list rental offerings; stock-based compensation expenses; facility expenses and other related overhead.

Cost of Events Revenue. Cost of events revenues consist primarily of: facility expenses, including food and beverages for the event attendees as well as office space; salaries and related personnel costs; travel-related expenses; event speaker expenses; stock-based compensation expenses and other related overhead.

Selling and Marketing. Selling and marketing expenses consist primarily of: salaries and related personnel costs; sales commissions; travel-related expenses; stock-based compensation expenses; facility expenses and related overhead. Sales commissions are recorded as expense when earned by the employee, based on recorded revenue.

Product Development. Product development includes the creation and maintenance of our network of websites, advertiser offerings and technical infrastructure. Product development expense consists primarily of salaries and related personnel costs; stock-based compensation expenses; facility expenses and other related overhead.

General and Administrative. General and administrative expenses consist primarily of: salaries and related personnel costs; facility expenses and related overhead; accounting, legal and other professional fees; and stock-based compensation expenses.

Depreciation. Depreciation expense consists of the depreciation of our property and equipment. Depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, ranging from two to ten years.

Amortization of Intangible Assets. Amortization of intangible assets expense consists of the amortization of intangible assets recorded in connection with our acquisitions. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives, which range from three to ten years, using methods that are expected to reflect the estimated pattern of economic use.

Interest Income (Expense), Net. Interest income (expense), net consists primarily of interest income earned on cash, cash equivalents and short and long-term investments less any interest expense incurred. We historically have invested our cash in money market accounts, municipal bonds and government agency bonds.

Application of Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, long-lived assets, goodwill, allowance for doubtful accounts, stock-based compensation, contingent liabilities, self-insurance accruals and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements included in our Quarterly Report on Form 10-Q, which was filed with the SEC on May 12, 2014, for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

We generate substantially all of our revenue from the sale of targeted advertising campaigns which we deliver via our network of websites and events. In all cases, we recognize revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

The majority of our online media sales involve multiple product offerings. Although each of our online media offerings can be sold separately, most of our online media sales involve multiple online offerings. Because objective evidence of fair value does not exist for all elements in our bundled product offerings, we use a best estimate of selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of fair value. We establish best estimates considering multiple factors including, but not limited to, class of client, size of transaction, available media inventory, pricing strategies and market conditions. We believe the use of the best estimate of selling price allows revenue recognition in a manner consistent with the underlying economics of the transaction. We apply a relative selling price method to allocate arrangement consideration at the inception of the arrangement to each deliverable in a multiple element arrangement. Revenue is then recognized as delivery occurs.

We evaluate all deliverables of an arrangement at inception and each time an item is delivered, to determine whether they represent separate units of accounting. Based on this evaluation, the arrangement consideration is measured and allocated to each of these elements.

Online Media. Lead generation campaigns all offer the Activity Intelligence Dashboard. For duration-based campaigns, revenue is recognized ratably over the duration of the campaigns, which is typically less than six months. Lead generation offerings may also include an additional service, TechTarget Re-Engage (formerly called Nurture &

Qualify), in which case revenue is recognized ratably over the period of the campaign as a combined unit of accounting. As part of these offerings, we guarantee a minimum number of qualified leads to be delivered over the course of the advertising campaign. We determine the content necessary to achieve performance guarantees. Scheduled end dates of advertising campaigns sometimes need to be extended, pursuant to the terms of the arrangement, to satisfy lead guarantee obligations. We estimate a revenue reserve necessary to adjust revenue recognition for extended advertising campaigns. These estimates are based on our experience in managing and fulfilling these offerings. The customer has cancellation privileges which generally require advance notice by the customer and require proportional payment by the customer for the portion of the campaign period that has been provided. Additionally, we offer sales incentives to certain customers, primarily in the form of volume rebates, which are classified as a reduction of revenues and are calculated based on the terms of the specific customer’s contract. We accrue for these sales incentives based on contractual terms and historical experience.

We recognize revenue from cost per lead advertising in the period during which the leads are delivered, which is typically less than six months.

Revenue for other significant online media offerings is recognized as follows:

■	IT Deal Alert. This suite of products includes Customized Reporting, Account Watch and Qualified Sales Opportunities. Customized reporting revenue is recognized when the report is delivered to our customers; Qualified Sales Opportunities revenue is recognized when the opportunity is delivered to our customers, Account Watch is subscription-based, and revenue is recognized ratably over the subscription period.

■	Custom Content Creation. Custom content revenue is recognized when the creation is completed and delivered to the customer, with the exception of microsites which are recognized over the period during which they are live.

■	Content Sponsorships. Content sponsorship revenue is recognized ratably over the period in which the related content vehicle is available on our websites.

■	List Rentals. List rental revenue is recognized in the period in which delivery of the list is made to our customers.

■	Banners. Banner revenue is recognized in the period in which the banner impressions, engagements or clicks occur.

■	Third Party Revenue Sharing Arrangements. Revenue from third-party revenue sharing arrangements is recognized on a net basis in the period in which the services are performed. For certain third-party agreements where we are the primary obligor, revenue is recognized on a gross basis in the period in which the services are performed.

Event Sponsorships. We recognize sponsorship revenue from events in the period in which the event occurs. The majority of our events are free to qualified attendees; however, certain events are based on a paid attendee model. We recognize revenue for paid attendee events upon completion of the event.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Long-Lived Assets

Our long-lived assets consist primarily of property and equipment, capitalized software, goodwill and other intangible assets. Goodwill and other intangible assets have arisen principally from our acquisitions. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, other than goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. Intangible assets are amortized over their estimated useful lives, which range from three to ten years, using methods of amortization that are expected to reflect the estimated pattern of economic use. Consistent with our determination that we have only one reporting segment, we have determined that there is only one reporting unit and test goodwill for impairment at the entity level. We evaluate the carrying value and remaining useful lives of long-lived assets, other than goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually using the two step process required by ASC 350, Intangibles—Goodwill and Other. The first step of the impairment test is to identify potential impairment by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. The fair value is estimated based on a market value approach. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is not performed. Whenever indicators of impairment are present, we would perform the second step and compare the implied fair value of the reporting unit’s goodwill, as defined by ASC 350, to its carrying value to determine the amount of the impairment loss, if any. As of December 31, 2013, the date of our last annual goodwill impairment review, there were no indications of impairment based on our step one analysis, and our estimated fair value exceeded our carrying value by a significant margin.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and contingent consideration. Due to their short-term nature and liquidity, the carrying value of these instruments with the exception of contingent consideration approximates their estimated fair values. The fair value of contingent consideration was estimated using a discounted cash flow method.

Allowance for Doubtful Accounts

We offset gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectability. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for doubtful accounts are recorded in general and administrative expense. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivable, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved.

The allowance for doubtful accounts was $0.9 million at March 31, 2014 and $0.9 million at December 31, 2013.

Stock-Based Compensation

We measure stock-based compensation at the grant date based on the fair value of the award and recognize stock-based compensation in our results of operations using the straight-line method over the vesting period of the award or using the accelerated method if the award is contingent upon performance goals. We use the Black-Scholes option pricing model to determine the fair value of stock option awards.

As there was no public market for our common stock prior to our initial public offering in May 2007 and, as until recently, there has been limited historical information on the volatility of our common stock since the date of our initial public offering, we have historically determined the volatility for options granted based on an analysis of the historical volatility of our stock and reported data for a peer group of companies that issued options with substantially similar terms. Beginning in 2013, the expected volatility of options granted has been determined using a weighted average of the historical volatility of our stock for a period equal to the expected life of the option. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. There were no options granted during the three months ended March 31, 2014 or 2013.

Internal-Use Software and Website Development Costs

We capitalize costs of materials, consultants and compensation and related expenses of employees who devote time to the development of internal-use software and website applications and infrastructure involving developing software to operate our websites. However, we expense as incurred website development costs for new features and functionalities since it is not probable that they will result in additional functionality until they are both developed and tested with confirmation that they are more effective than the current set of features and functionalities on our websites. Our judgment is required in determining the point at which various projects enter the state at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized, which is generally three years. To the extent that we change the manner in which we develop and test new features and functionalities related to our websites, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of website development costs we capitalize and amortize in future periods would be impacted. We review capitalized internal-use software and website development costs for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We would recognize an impairment loss only if the carrying amount of the asset is not recoverable and exceeds its fair value. We capitalized internal-use software and website development costs of $0.9 million and $1.0 million for the three months ended March 31, 2014 and 2013, respectively.

Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

Our deferred tax assets are comprised primarily of book to tax differences on stock-based compensation, timing of deductions for deferred rent and accrued expenses, and net operating loss, or NOL, carryforwards. As of December 31, 2013, we had state NOL carryforwards of approximately $25.9 million, which may be used to offset future taxable income. The NOL carryforwards expire through 2034. We also had foreign NOL carryforwards of $0.9 million, which may be used to offset future taxable income in foreign jurisdictions until they expire, through 2018.

Net Income (Loss) Per Share

We calculate basic earnings per share, or EPS, by dividing earnings available to common shareholders for the period by the weighted average number of common shares and vested, undelivered restricted stock awards. Because the holders of unvested restricted stock awards do not have nonforfeitable rights to dividends or dividend equivalents, we do not consider these awards to be participating securities that should be included in our computation of earnings per share under the two-class method. Diluted EPS is computed using the weighted-average number of common shares and vested, undelivered restricted stock awards during the period, plus the dilutive effect of potential future issuances of common stock relating to stock option programs and other potentially dilutive securities using the treasury stock method. In calculating diluted EPS, the dilutive effect of stock options and restricted stock awards is computed using the average market price for the respective period. In addition, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense and assumed tax benefit of stock options and restricted stock awards that are in-the-money. This results in the “assumed” buyback of additional shares, thereby reducing the dilutive impact of stock options.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	THREE MONTHS ENDED MARCH 31,
	2014		2013
	(dollars in thousands)
Revenues:
Online	$22,080	96%	$18,475	95%
Events	897	4	1,073	5

Total revenues	22,977	100	19,548	100
Cost of revenues:
Online	6,090	27	5,928	30
Events	547	2	676	4

Total cost of revenues	6,637	29	6,604	34

Gross profit	16,340	71	12,944	66
Operating expenses:
Selling and marketing	9,746	42	9,120	47
Product development	1,605	7	1,741	9
General and administrative	3,332	15	3,307	17
Depreciation	989	4	872	4
Amortization of intangible assets	451	2	734	4

Total operating expenses	16,123	70	15,774	81

Operating income (loss)	217	1	(2,830)	(14)

Interest (expense) income, net	(10)	*	3	*

Income (loss) before provision for (benefit from) income taxes	207	1	(2,827)	(14)
Provision for (benefit from) income taxes	72	*	(1,285)	(7)

Net income (loss)	$135	1%	$(1,542)	(8)%

*	Not meaningful

Comparison of Three Months Ended March 31, 2014 and 2013

Revenues

	THREE MONTHS ENDED MARCH 31,
	2014	2013	INCREASE (DECREASE)	PERCENT CHANGE
	(dollars in thousands)
Revenues:
Online	$22,080	$18,475	$3,605	20%
Events	897	1,073	(176)	(16)

Total revenues	$22,977	$19,548	$3,429	18%

Online. The increase in online revenue was primarily attributable to a $3.4 million increase in revenues from new product offerings, primarily IT Deal Alert, while the lead generation and branding offerings remain relatively flat as compared to the same quarter in the prior year.

Events. The decrease in events revenue is primarily due to a reduction in the number of custom events and seminars that we conducted.

Cost of Revenues and Gross Profit

	THREE MONTHS ENDED MARCH 31,
	2014	2013	INCREASE (DECREASE)	PERCENT CHANGE
	(dollars in thousands)
Cost of revenues:
Online	$6,090	$5,928	$162	3%
Events	547	676	(129)	(19)

Total cost of revenues	$6,637	$6,604	$33	0%

Gross profit	$16,340	$12,944	$3,396	26%

Gross profit percentage	71%	66%

Cost of Online Revenues. The increase in cost of online revenues was primarily attributable to costs related to new product offerings.

Cost of Events Revenues. The decrease in cost of events revenues was primarily due to decreases in variable direct and employee-related costs as a result of the decrease in the number of events that we conducted.

Gross Profit. Our gross profit is equal to the difference between our revenues and our cost of revenues for the period. Gross profit for the first quarter of 2014 was 71% as compared to 66% in the first quarter of 2013. The increase in online gross profit was $3.4 million, primarily attributable to the increase in online revenue, offset in part by a decrease in events gross profit, primarily as a result of the lower events revenues. Because the majority of our costs are labor-related, we expect our gross profit to fluctuate from period to period based on changes in the total revenues for the period. The relative contribution of online and events revenues to our total revenues will also cause fluctuation in our gross profit from period to period.

Operating Expenses and Other

	THREE MONTHS ENDED MARCH 31,
	2014	2013	INCREASE (DECREASE)	PERCENT CHANGE
	(dollars in thousands)
Operating expenses:
Selling and marketing	$9,746	$9,120	$626	7%
Product development	1,605	1,741	(136)	(8)
General and administrative	3,332	3,307	25	1
Depreciation	989	872	117	13
Amortization of intangible assets	451	734	(283)	(39)

Total operating expenses	$16,123	$15,774	$349	2%

Interest (expense) income, net	$(10)	$3	$(13)	(433)%

Provision for (benefit from) income taxes	$72	$(1,285)	$1,357	106%

Selling and Marketing. Selling and marketing expenses increased for 2014 as compared to the 2013 primarily due to an increase in compensation-related expenses caused by the increase in revenues and international expansion.

Product Development. The decrease in product development expense was primarily caused by a reduction in compensation and allocated costs due to reduced headcount year over year, offset in part by a reduction in the amount of these costs that were capitalized year over year.

General and Administrative. General and administrative expense for the three months ended March 31, 2014 remained relatively flat year over year, with increased legal and corporate compliance fees being offset in part by favorable foreign currency exchange rates.

Depreciation and Amortization of Intangible Assets. The increase in depreciation expense is related to an increase in our fixed asset base, primarily as a result of our continued investment in internal-use software development costs and computer equipment. The decrease in amortization of intangible assets expense was attributable to certain intangible assets becoming fully amortized during 2013.

Interest Income, Net. The decrease in interest income, net, is due to the amortization of a discount on installment payments related to the purchase of LeMagIT in the fourth quarter of 2012.

Provision for Income Taxes. Our effective income tax rate was 34.7% and 45.4% for the three months ended March 31, 2014 and 2013, respectively. The lower rate in the first quarter of 2014 as compared to 2013 is primarily due to differences in the geographic mix of pre-tax income and non-deductible stock-based compensation. The effective income tax rate is based upon the estimated annual effective tax rate in compliance with ASC 740, Income Taxes, and other related guidance. We update the estimate of our annual effective tax rate at the end of each quarterly period. Our estimate takes into account estimations of annual pre-tax income, the geographic mix of pre-tax income and interpretations of tax laws. The first quarter of 2014 income tax rate was based on projections for the year.

Seasonality

The timing of our revenues is affected by seasonal factors. Our revenues are seasonal primarily as a result of the annual budget approval process of many of our customers, the normal timing at which our customers have their new product introductions, and the historical decrease in advertising and events activity in summer months. Events revenue may vary depending on which quarters we produce the event, which may vary when compared to previous periods. The timing of revenues in relation to our expenses, much of which does not vary directly with revenue, has an impact on the cost of online revenues, selling and marketing, product development, and general and administrative expenses as a percentage of revenue in each calendar quarter during the year.

The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of our expenses period to period.

Liquidity and Capital Resources

Resources

As of March 31, 2014, we had $46.7 million of working capital, and our cash and cash equivalents totaled $32.3 million. Our cash, cash equivalents and investments decreased $1.5 million during the first quarter of fiscal 2014, primarily from cash used by our operations and our investing activities, primarily for purchases of property and equipment, offset in part by cash provided by our financing activities, primarily proceeds from the exercise of stock options. We believe that our existing cash, cash equivalents, and investments, our cash flow from operating activities and available bank borrowings will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future working capital requirements will depend on many factors, including the operations of our existing business, our potential strategic expansion internationally, future acquisitions we might undertake, and the expansion into complementary businesses. To the extent that our cash and cash equivalents, investments and cash flow from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more additional acquisitions of businesses.

	MARCH 31, 2014	DECEMBER 31, 2013
	(dollars in thousands)
Cash, cash equivalents and investments	$32,301	$33,772

Accounts receivable, net	$25,394	$22,116

Cash, Cash Equivalents and Investments

Our cash, cash equivalents and investments at March 31, 2014 were held for working capital purposes and were invested primarily in money market accounts, municipal bonds and government agency bonds. We do not enter into investments for trading or speculative purposes.

Accounts Receivable, Net

Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our service delivery and billing activity, cash collections, and changes to our allowance for doubtful accounts. We use days’ sales outstanding, or DSO, as a measurement of the quality and status of our receivables. We define DSO as net accounts receivable at quarter end divided by total revenue for the applicable period, multiplied by the number of days in the applicable period. DSO was 99 days for the three months ended March 31, 2014 and 86 days at December 31, 2013. The increase in DSO is primarily due to the timing of payments from customers.

Cash Flows

	THREE MONTHS ENDED MARCH 31,
	2014	2013
	(dollars in thousands)
Net cash used in operating activities	$(1,152)	$(4,442)

Net cash used in investing activities (1)	$(1,164)	$(1,152)

Net cash provided by (used in) financing activities	$992	$(8,741)

(1)	Cash used in investing activities is shown net of investment activity of $(1.6) million and $(8.7) million for the three months ended March 31, 2014 and 2013, respectively.

Operating Activities

Cash used in operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, the provision for bad debt, stock-based compensation, deferred income taxes, and the effect of changes in working capital and other activities. Cash used in operating activities for the three months ended March 31, 2014 was $1.2 million compared to $4.4 million in the three months ended March 31, 2013. The decrease in cash used in operating activities was primarily due to having net income of $0.1 million during the first three months of 2014 compared to a $1.5 million net loss during the first three months of 2013. The decrease in cash used in operating activities is also a result of changes in operating assets and liabilities of $(4.0) million in the first three months of 2014 compared to $(5.7) million in the first three months of 2013. Significant components of the changes in assets and liabilities included an increase in prepaids and other current assets of $1.7 million in 2014 as compared with an increase of $4.2 million in 2013, primarily caused by increases in tax and benefits-related receivables in the first quarter of 2013; a $0.2 million decrease in income taxes payable in 2014 as compared with a $0.8 million decrease in 2013 because of payments made in the first quarter of 2013; and a $0.4 million increase in other liabilities in the first quarter of 2014 resulting from changes in deferred taxes and contingent liabilities. These changes were offset in part by a $3.4 million increase in accounts receivable during the first three months of 2014 compared to an increase of $1.5 million in the first three months of 2013, caused by the increased revenues year over year.

Investing Activities

Cash used in investing activities in the three months ended March 31, 2014, net of investment activity, was $1.2 million, primarily for the purchase of property and equipment made up primarily of website development costs, computer equipment and related software and internal-use development costs.

Equity Financing Activities

We received proceeds from the exercise of stock options in the amounts of $0.6 million and $0.9 million in the three months ended March 31, 2014 and 2013, respectively.

On August 3, 2012, our Board of Directors authorized a $20 million stock repurchase program, which we refer to as the Program. We were authorized to repurchase our common stock from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares of common stock repurchased was determined based on an evaluation of market conditions and other factors. We elected to implement a Rule 10b5-1 trading plan to make such purchases, which permits shares of common stock to be repurchased when we might otherwise be precluded from doing so under insider trading laws. The Program was terminated immediately prior to the commencement of a tender offer on September 25, 2013.

During the three months ended March 31, 2013, we repurchased 2,093,551 shares of common stock for approximately $10.1 million pursuant to the Program. During the year ended December 31, 2013, we repurchased 2,610,279 shares of common stock for approximately $12.4 million pursuant to the Program. Additionally, we accepted for purchase 7,100,565 shares of our common stock for a total cost of $35.6 million, which includes approximately $0.1 million in fees and expenses, pursuant to the tender offer. See “—Tender Offer.” All repurchased shares were funded with cash on hand.

Tender Offer

On September 25, 2013, we commenced a tender offer to purchase up to 6.5 million shares of our common stock at a price of $5.00 per share. The tender offer expired on October 24, 2013. In accordance with applicable SEC regulations and the terms of the tender offer, we exercised the right to purchase additional shares of common stock and accepted for purchase 7,100,565 shares of our common stock for a total cost of $35.6 million, which includes approximately $0.1 million in fees and expenses. Pursuant to the terms of the tender offer, we purchased 2,250,000 shares of common stock from entities affiliated with Technology Crossover Ventures and 2,300,040 shares of common stock from entities affiliated with Polaris Venture Partners.

Term Loan and Credit Facility Borrowings

In August 2006, we entered into a credit agreement, which we refer to as the Credit Agreement, with a commercial bank, which included a $10.0 million term loan, which we refer to as the Term Loan, and a $20.0 million revolving credit facility, which we refer to as the Revolving Credit Facility. The Credit Agreement was amended in August 2007, in December 2008, in December 2009 and again in August 2011. The amendment in 2009 reduced the Revolving Credit Facility to $5.0 million. We paid off the remaining balance of the Term Loan in December 2009. The amendment in August 2011 extended the term of the facility and adjusted certain other financial terms and covenants.

The Revolving Credit Facility matures on August 31, 2016. Unless earlier payment is required by an event of default, all principal and unpaid interest will be due and payable on August 31, 2016. At our option, the Revolving Credit Facility bears interest at either the prime rate less 1.00% or the London Interbank Offered Rate, or LIBOR, plus the applicable LIBOR margin. The applicable LIBOR margin is based on the ratio of total funded debt to EBITDA for the preceding four fiscal quarters. As of March 31, 2014, the applicable LIBOR margin was 1.25%.

We are also required to pay an unused line fee on the daily unused amount of our Revolving Credit Facility at a per annum rate based on the ratio of total funded debt to EBITDA for the preceding four fiscal quarters. As of March 31, 2014, unused availability under the Revolving Credit Facility totaled $4.0 million and the per annum unused line fee rate was 0.20%.

As of March 31, 2014 and December 31, 2013 there were no amounts outstanding under the revolving loan portion of our Revolving Credit Facility. There was a $1.0 million standby letter of credit related to our corporate headquarters lease that is outstanding at March 31, 2014, bringing our available borrowings on the $5.0 million facility to $4.0 million.

Borrowings under the Credit Agreement are collateralized by a security interest in substantially all of our assets. Covenants governing the Credit Agreement include the maintenance of certain financial ratios. As of March 31, 2014, we were in compliance with all covenants under the Credit Agreement.

Capital Expenditures

We have made capital expenditures primarily for computer equipment and related software needed to host our websites, internal-use software development costs, as well as for leasehold improvements and other general purposes to support our growth. Our capital expenditures totaled $1.1 million for both the three month periods ended March 31, 2014 and 2013. A majority of our capital expenditures in the first quarter of 2014 were internal-use development costs and, to a lesser extent, computer equipment and related software. We are not currently party to any purchase contracts related to future capital expenditures.

Contractual Obligations and Commitments

As of March 31, 2014, our principal commitments consist of obligations under leases for office space. The offices are leased under non-cancelable operating lease agreements that expire through 2020. The following table sets forth our commitments to settle contractual obligations in cash as of March 31, 2014:

	PAYMENTS DUE BY DECEMBER 31
	TOTAL	2014	2015-2016	2017-2018	THEREAFTER
	(Unaudited) (in thousands)
Operating leases	$21,210	$3,281	$7,233	$6,694	$4,002

As of March 31, 2014, we had an irrevocable standby letter of credit outstanding in the aggregate amount of $1.0 million. This letter of credit supports the lease we entered into in 2009 for our corporate headquarters. This letter of credit, subject to certain reductions, extends annually through February 28, 2020 unless notification of termination is received.

For further information with respect to our operating leases, see Note 9 to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which was filed with the SEC on May 12, 2014 and is incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

For information regarding future payments related to the LeMagIT acquisition, see Note 5 to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which was filed with the SEC on May 12, 2014 and is incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

For recent accounting pronouncements that could have an effect on us, see Note 2 to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which was filed with the SEC on May 12, 2014 and is incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table presents our directors, executive officers and key employees and their respective ages and positions as of March 31, 2014.

NAME	AGE	PRINCIPAL OCCUPATION/POSITION HELD WITH THE COMPANY
Gregory Strakosch	51	Chief Executive Officer, Chairman and Director
Janice Kelliher	51	Chief Financial Officer, Treasurer
Kevin Beam	50	President
Michael Cotoia	42	Chief Operating Officer
Don Hawk	42	Executive Director, Product Innovation
Robert D. Burke (1)(2)	59	Director
Leonard P. Forman (2)(3)(4)	68	Director
Jay Hoag (5)(6)(7)	55	Director
Roger M. Marino (1)(4)	75	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member and Chair of the Audit Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Member and Chair of the Nominating and Corporate Governance Committee.
(6)	Member and Chair of the Compensation Committee.
(7)	Lead Independent Director.

Greg Strakosch has served as our Chief Executive Officer and a director since our incorporation in September of 1999 and our chairman since 2007. Prior to co-founding TechTarget, Mr. Strakosch was the President of the Technology Division of UCG, a business-to-business information provider. Mr. Strakosch joined UCG in 1992 when the company acquired Reliability Ratings, an IT publishing company that he founded in 1989. Before Reliability Ratings, Mr. Strakosch spent six years at EMC Corporation, a provider of enterprise information storage systems. Mr. Strakosch holds a B.A. from Boston College. As one of TechTarget’s two co-founders and our Chief Executive Officer, Mr. Strakosch is uniquely positioned to lead our management team and provide essential insight and guidance to the board of directors from an inside perspective, along with experience and comprehensive knowledge of the IT advertising business.

Janice Kelliher has served as our Chief Financial Officer, Treasurer since March 2012. Ms. Kelliher joined the Company in January 2012 as Vice President, Finance. Prior to joining TechTarget, Ms. Kelliher served as a CFO Consultant for TechCFO, LLC, a consulting firm that provides financial, operational and executive services to technology, multi-media and software companies. Prior to joining TechCFO, Ms. Kelliher served as Director of Accounting Management Solutions, Inc., a provider of outsourced financial and accounting services to corporate clients from 2006 to 2009. She also held positions at The Harder Group and Deloitte & Touche. Ms. Kelliher is a certified public accountant and holds a B.S. in Accountancy from Bentley University.

Kevin Beam has been employed by us since 2000, serving as our President since January 2012, and prior to that, as one of our executive vice presidents since July 2004, and as one of our vice presidents from March 2000 until July 2004. Prior to joining TechTarget, Mr. Beam was a Vice President in the Technology Division of UCG from 1992 to 2000. Prior to joining UCG, Mr. Beam served as Vice President at Reliability Ratings, an IT publishing company, from 1989 to 1992. Before Reliability Ratings, Mr. Beam spent five years in sales and sales management positions at EMC Corporation. Mr. Beam holds a B.A. from Boston College.

Michael Cotoia has been employed by us since 2002, serving as our Chief Operating Officer since January 2012 and prior to that, holding the positions of executive vice president, senior vice president, and vice president and publisher from 2002 to December 2011. Prior to joining TechTarget, Mr. Cotoia was Director of Sales at SANZ, a national storage integrator, and he also held positions at EMC and Deloitte & Touche. Mr. Cotoia holds a B.S. degree from Babson College and is a Certified Public Accountant.

Don Hawk has served as our Executive Director, Product Innovation, since January 2012; and prior to that Mr. Hawk was our President from our incorporation in September of 1999. Prior to co-founding TechTarget, Mr. Hawk was a Director of New Media Products for the Technology Division of UCG from 1997 to 1999. Prior to joining UCG, Mr. Hawk was the director of electronic business development for Telecommunications Reports International, a telecommunications publishing company. Mr. Hawk holds a B.A. and an M.A. from George Washington University.

Robert D. Burke has served as a director since November 2012. Mr. Burke has over 35 years of experience in the technology industry with both private and public companies. Mr. Burke was most recently the Chief Executive Officer of Art Technology Group (ATG) from 2002 to 2011. Before ATG, Mr. Burke was CEO of Quidnunc from 2000 to 2002 and President of ePresence Solutions (formerly Banyan Systems) from 1997 to 2000. Mr. Burke started his career as an operating systems specialist at Digital Equipment Corporation and held a wide variety of roles in hardware & software infrastructure, software applications, consulting and systems integration. Mr. Burke has a B.S. in Physics from Eastern Michigan University. Mr. Burke is also a board member for Sitecore Corporation A/S, a leading web content management and marketing solution provider headquartered in Denmark. We believe that Mr. Burke’s extensive experience as a CEO and president of technology driven companies that are similar to our target customers brings valuable strategic and industry-specific insight to the board and can assist us as we implement our sales and marketing strategies.

Leonard P. Forman has served as a director since December of 2006. Mr. Forman served as the Chief Financial Officer and Executive Vice President of the New York Times Company from 2001 to 2006. Mr. Forman had been president and chief executive officer of The New York Times Company Magazine Group prior to its sale in April 2001. Previously, he served The New York Times Company as senior vice president of corporate development, new ventures and electronic businesses. Mr. Forman also serves on the board of directors of Wolters Kluwer, N.V. Mr. Forman holds a B.A. from Queens College, City University of New York and completed his PhD in economics from New York University. We believe that Mr. Forman’s financial, strategic and operational experience and acumen in the online services, print media and advertising businesses bring valuable strategic and industry-specific insight to the board, and add to the board’s understanding of the risks and opportunities associated with our online media business.

Jay C. Hoag has served as one of our directors since May 2004. Since June 1995, Mr. Hoag has served as a founding General Partner at Technology Crossover Ventures, a private equity and venture capital firm. Mr. Hoag serves on the board of directors of Netflix, Inc., Electronic Arts, Inc. and Zillow, Inc. Previously Mr. Hoag served on the boards of directors of a number of companies, including TheStreet.com, eHarmony and R.J. O’Brien. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University. As a venture capital investor, Mr. Hoag brings strategic insights and financial experience to the board of directors. He has evaluated, invested in and served as a board member on numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience in helping companies shape and implement strategy provide the board with unique perspectives on matters such as risk management, corporate governance, talent selection and management.

Roger M. Marino has served as a director since 2000. Mr. Marino is an active private investor in numerous technology start-up companies. In 2001 Mr. Marino founded Revere Pictures, a film production company. Prior to founding Revere Pictures, Mr. Marino co-founded EMC Corporation and retired as its president in 1992. Mr. Marino holds a B.S. from Northeastern University and is a member (Emeritus) of Northeastern’s Board of Trustees. Mr. Marino’s extraordinary experience as an entrepreneur who co-founded and then served in various executive positions in a market-leading technology company provides us with both executive and sales experience from the perspective of the market in which all of our customers operate.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2014 (or such other date as indicated) for:

■	each of our named executive officers, directors and our director- nominees; and

■	all of our executive officers, directors and our director-nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by footnote, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Securities that may be beneficially acquired within 60 days of March 31, 2014, including shares subject to options exercisable within 60 days of March 31, 2014, and shares subject to restricted stock units scheduled to be delivered within 60 days of March 31, 2014, are deemed to be beneficially owned by the person or entity holding such securities for the purpose of computing ownership of such person or entity, but are not treated as outstanding for the purpose of computing the ownership of any other person or entity. Applicable percentage of beneficial ownership is based on 32,672,160 shares of common stock outstanding as of March 31, 2014.

					SHARES BENEFICIALLY OWNED AFTER THE OFFERING
NAME AND ADDRESS OF BENEFICIAL OWNER (1)	OUTSTANDING SHARES	RIGHT TO ACQUIRE WITHIN 60 DAYS	TOTAL NUMBER BENEFICIALLY OWNED	% OF COMMON STOCK OUTSTANDING	TOTAL NUMBER BENEFICIALLY OWNED	% OF COMMON STOCK OUTSTANDING
Non-Employee Directors
Leonard P. Forman	88,710	92,500	181,210	0.55%	181,210	0.55%
Jay C. Hoag (2)	10,513,788	17,500	10,531,288	32.23%	8,031,288	24.58%
Robert Burke	31,652	2,500	34,152	0.00%	34,152	0.00%
Roger M. Marino (3)	3,659,826	17,500	3,677,326	11.25%	3,677,326	11.25%
Named Executive Officers
Greg Strakosch	1,451,446	750,000	2,201,446	6.73%	2,201,446	6.73%
Janice Kelliher	17,500	7,500	25,000	0.00%	25,000	0.00%
Don Hawk	266,251	613,750	880,001	2.69%	880,001	2.69%
Kevin Beam	432,293	468,750	901,043	2.75%	901,043	2.75%
Michael Cotoia	97,949	66,095	164,044	0.5%	164,044	0.5%
All directors, director nominees and officers as a group (9 persons)	16,559,415	2,036,095	18,595,510	56.92%	16,095,510	49.26%

(1)	Except as otherwise indicated, addresses are c/o TechTarget, Inc., 275 Grove Street, Newton, MA 02466.

(2)	Includes (i) options to purchase 17,500 shares of common stock held by Jay C. Hoag, (ii) 6,050 shares of common stock held by Mr. Hoag but which TCV Management 2004, L.L.C. (“TCV Management 2004”) holds 100% of the pecuniary interest in, (iii) 48,873 shares of common stock held by TCV Management 2004, (iv) 10,263,544 shares held by TCV V, LP., and (v) 195,321 shares held by TCV Member Fund, L.P. Mr. Hoag has the sole power to dispose and direct the disposition of the 6,050 shares held by him as well as the options and any shares issuable upon the exercise of the options, and the sole power to direct the vote of the shares of common stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCV Management 2004 100% of the pecuniary interest in the 6,050 shares and such options and any shares to be issued upon exercise of such options. Mr. Hoag is a member of TCV Management 2004 but disclaims beneficial ownership of the 6,050 shares and the options and any shares to be received upon exercise of such options except to the extent of his pecuniary interest therein. Mr. Hoag may also be deemed to beneficially own the shares held by TCV V, L.P. and TCV Member Fund, L.P. (collectively, the “TCV Funds”). Please see footnote 1 on page S-49 for a discussion of the ownership of the TCV Funds. Mr. Hoag disclaims beneficial ownership of the shares held by the TCV Funds except to the extent of his pecuniary interest therein. The address for Mr. Hoag is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(3)	Consists of 3,184,883 shares held by Mr. Marino individually and 474,943 shares held by ROGRAM, L.L.C.

SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock by the selling stockholders assuming 32,672,160 shares of our common stock outstanding on March 31, 2014, which includes all of the shares to be sold by the selling stockholders in connection with this offering.

The information in the table below with respect to the selling stockholders has been obtained from the selling stockholders. When we refer to the “selling stockholders” in this prospectus supplement, we mean the selling stockholders listed in the table below as offering shares, as well as their respective pledgees, donees, assignees, transferees and other successors-in-interest and others who may hold any of the selling stockholders’ interest.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES OFFERED	SHARES BENEFICIALLY OWNED AFTER THE OFFERING		SHARES BENEFICIALLY OWNED AFTER THE OFFERING ASSUMING FULL EXERCISE OF THE UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES
NAME OF SELLING STOCKHOLDER	NUMBER	PERCENTAGE		NUMBER	PERCENTAGE	NUMBER	PERCENTAGE
TCV V, L.P. (1)	10,263,544	31.41%	2,453,312	7,810,232	23.90%	7,420,936	22.71%
TCV Member Fund, L.P. (1)	195,321	0.60%	46,688	148,633	0.45%	141,224	0.43%
Total for Entities affiliated with Technology Crossover Ventures	10,458,865	32.01%	2,500,000	7,958,865	24.36%	7,562,160	23.15%

Polaris Venture Partners III, L.P. (2)	1,107,617	3.39%	970,472	137,145	0.42%	0	0%
Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (2)	28,759	0.09%	25,198	3,561	0.01%	0	0%
Polaris Venture Partners Founders’ Fund III, L.P. (2)	17,513	0.05%	15,345	2,168	0.01%	0	0%
Polaris Venture Partners IV, L.P. (3)	1,669,236	5.11%	1,462,551	206,685	0.63%	0	0%
Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (3)	30,170	0.09%	26,434	3,736	0.01%	0	0%
Total for Entities affiliated with Polaris Venture Partners	2,853,295	8.73%	2,500,000	353,295	1.08%	0	0%

(1)	Includes (i) 10,263,544 shares of common stock held by TCV V, L.P. (“TCV V”) and 195,321 shares of common stock owned by TCV Member Fund, L.P. (“TCV Member Fund” and together with TCV V, the “TCV Funds”). Technology Crossover Management V, L.L.C. (“TCM V”) is the sole general partner of TCV V and a general partner of TCV Member Fund. The investment activities of TCM V are managed by Jay C. Hoag, a director of the company, Richard H. Kimball, John L. Drew, and Jon Q. Reynolds, Jr. (collectively, the “TCM Members”) who share voting and investment power with respect to the shares beneficially owned by the TCV Funds. TCM V and the TCM Members disclaim beneficial ownership of the shares held by the TCV Funds except to the extent of their respective pecuniary interests therein. The address of the TCV Funds and TCM V is c/o Technology Ventures 528 Ramona Street, Palo Alto, California 94301.

(2)	The general partner for each of Polaris Venture Partners III, L.P., a Delaware limited partnership (“PVP III”), Polaris Venture Partners Entrepreneurs’ Fund III, L.P., a Delaware limited partnership (“Entrepreneurs’ III”), and Polaris Venture Partners Founders’ Fund III, L.P., a Delaware limited partnership (“Founders’ III” and together with PVP III and Entrepreneurs’ III, the “PV III Funds”), is Polaris Venture Management Co. III, L.L.C., a Delaware limited liability company (“Polaris III”). Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Alan G. Spoon (“Spoon”) are the managing members of Polaris III. Polaris III, the general partner of each of PVP III, Entrepreneurs’ III and Founders’ III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by PVP III, Entrepreneurs’ III and Founders’ III. Flint, McGuire and Spoon are the managing members of Polaris III and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by PVP III, Entrepreneurs’ III and Founders’ III.

(3)	The general partner for each of Polaris Venture Partners IV, L.P., a Delaware limited partnership (“PVP IV”), and Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., a Delaware limited partnership (“Entrepreneurs’ IV” and together with PVP IV, the “PV IV Funds”), is Polaris Venture Management Co. IV, L.L.C., a Delaware limited liability company (“Polaris IV”). Flint, McGuire and Spoon are the managing members of Polaris IV. Polaris IV, the general partner of each of PVP IV and Entrepreneurs’ IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by PVP IV and Entrepreneurs’ IV. Flint, McGuire and Spoon are the managing members of Polaris IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by PVP IV and Entrepreneurs’ IV. The address of PV III Funds, Polaris III, PV IV Funds and Polaris IV is 1000 Winter Street, Waltham, Massachusetts 02451.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

■	the related person’s interest in the related person transaction;

■	the approximate dollar value of the amount involved in the related person transaction;

■	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

■	whether the transaction was undertaken in the ordinary course of our business;

■	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

■	the purpose of, and the potential benefits to us of, the transaction; and

■	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

■	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of that entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in the entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction, and

■	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Related Person Transactions

On September 25, 2013, we commenced a tender offer to purchase up to 6.5 million shares of our common stock at a price of $5.00 per share. The tender offer expired on October 24, 2013. Pursuant to the terms of the tender offer, we purchased 2,250,000 shares of common stock from entities affiliated with Technology Crossover Ventures and 2,300,040 shares of common stock from entities affiliated with Polaris Venture Partners.

Since January 1, 2013 (the beginning of our most recently completed fiscal year), we have not been a party to, and we have no plans to be a party to, any other transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our common stock, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest, other than in connection with the compensation of our directors and executive officers, employment agreements and other agreements described under the sections entitled “Director Compensation”, “Employment Agreements and Potential Payments Upon Termination or Change-in-Control” and “Executive Compensation” of our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 25, 2014.

DESCRIPTION OF COMMON STOCK

The following description of our common stock, together with the information included in the accompanying prospectus, summarizes the material terms and provisions of our common stock. For the complete terms of our common stock, please refer to our certificate of incorporation, which is an exhibit to our report on Form 10-Q filed on November 13, 2007, and by-laws, which is an exhibit to our registration statement on Form S-1 filed on March 20, 2007. The terms of our common stock may also be affected by Delaware law.

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of March 31, 2014, we had 32,672,160 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors or any authorized committee of the board of directors, subject to any preferential dividend rights of outstanding preferred stock. These dividends are non-cumulative.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of common stock are entitled to receive ratably all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the Nasdaq Global Market under the symbol “TTGT.” On May 21, 2014, the closing price per share of our common stock on the Nasdaq Global Market was $6.395.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized, or any authorized committee thereof is expressly authorized, to provide for the issuance of the shares of undesignated preferred stock in one or more series of such stock, and by filing a certificate pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Currently, we have no shares of preferred stock outstanding.

Registration Rights

Immediately following this offering, entities affiliated with Technology Crossover Ventures and Polaris Venture Partners and our directors Jay Hoag and Roger Marino (and certain entities affiliated with each such director) will hold an aggregate of approximately 8 million shares of our common stock and have the right to require us to register these shares of common stock under the Securities Act under specified circumstances, including any additional shares issued or distributed by way of a dividend, stock split or other distribution in respect of these shares.

Demand Registration Rights. Subject to specified limitations, holders of these registration rights may require that we register all or part of our common stock subject to the registration rights for sale under the Securities Act. These holders may demand registration of our common stock on Form S-3 so long as the offering price to the public of the shares requested to be registered is at least $1,000,000. This offering is a result of certain of these holders exercising their demand registration rights. Holders of these registration rights that are not selling stockholders have waived rights to participate in this offering.

Incidental Registration Rights. If we propose to register any of our common stock under the Securities Act, subject to specified exceptions, either for our own account or for the account of other security holders, holders of registration rights are entitled to notice of the registration and to include shares of common stock subject to the registration rights in the registered offering. Holders of these registration rights that are not selling stockholders have waived rights to sell shares of common stock in this offering.

Limitations and Expenses. With specified exceptions, the right to include shares in a registration is subject to the right of the underwriters for the offering to limit the number of shares included in the offering. We are required to pay all fees, costs and expenses of any demand registration, other than underwriting discounts, commissions and fees and expenses of any counsel to the selling stockholders (other than those related to counsel to our company) in connection with the offering. We are paying all expenses of the selling stockholders in connection with this offering, other than underwriting discounts and commissions.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated May 21, 2014, among us, the selling stockholders and Jefferies LLC, as the representative of the underwriters named below and as the sole book-running manager of this offering, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	3,500,000
Needham & Company, LLC	900,000
Craig-Hallum Capital Group LLC	600,000

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.225 per share of common stock. After the offering, the public offering price, the concession to dealers may be reduced by the underwriters.

The following table shows the public offering price, the underwriting discounts and commissions that the selling stockholders are to pay the underwriters and the proceeds, before expenses, to the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$6.25	$6.25	$31,250,000	$35,937,500
Underwriting discounts and commissions paid by the selling stockholders	$0.375	$0.375	$1,875,000	$2,156,250

Proceeds to the selling stockholders, before expenses	$5.875	$5.875	$29,375,000	$33,781,250

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $600,000.

Listing

Our common stock is listed on The NASDAQ Global Market under the trading symbol “TTGT.”

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to the underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and the selling stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), lend, pledge, transfer, establish or increase an open “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1(h) and Rule 16a-1(b) under the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or

■	enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or

■	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

■	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus supplement with respect to us, our officers and our directors other than Jay C. Hoag and 75th day after the date of this prospectus supplement with respect to the selling stockholders and Jay C. Hoag. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

then in either case the expiration of the applicable restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies waives, in writing, such an extension.

Jefferies may, in its sole discretion and at any time or from time to time before the termination of the applicable period, release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to certain exceptions, in the event that Jefferies consents to the exclusion, release or waiver of any securities for any holder of common stock subject to a lock-up agreement, Jefferies shall similarly consent to an exclusion, release or waiver of the same percentage of securities to each other holder of common stock subject to a lock-up agreement. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web site and any information contained in any other web site maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriters have represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Cooley LLP, New York, New York. Certain legal matters will be passed upon for the selling stockholders by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts and Maples and Calder, George Town, Cayman Islands.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated by reference in this prospectus, have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov.

This prospectus supplement is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus supplement regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus supplement information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus supplement. Information contained in this prospectus supplement and information that we file with the SEC in the future and incorporate by reference in this prospectus supplement automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the sale of all the shares covered by this prospectus supplement, in each case other than any documents or portions thereof that are “furnished” and not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

■	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on March 17, 2014;

■	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, as filed with the SEC on May 12, 2014;

■	Our Definitive Proxy Statement on Schedule 14A, as filed on April 25, 2014 (excluding those portions that are not incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2013); and

■	The description of our common stock contained in our Registration Statement on Form 8-A, as filed on May 16, 2007, including any amendments or reports filed for the purpose of updating such description.

In addition, this prospectus supplement incorporates by reference all documents and reports that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to completion or termination of this offering.

You should read the information relating to us in this prospectus supplement together with the information in the accompanying prospectus and the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466
Attn: Corporate Secretary
Telephone: (617) 431-9200

PROSPECTUS

TECHTARGET, INC.

10,000,000 Shares

3,000,000 Shares

of Common Stock

7,000,000 Shares

of Common Stock

Offered by Selling Stockholders

We may from time to time offer and sell in the primary offering up to 3,000,000 shares of common stock. We will specify in the accompanying prospectus supplement the terms of the securities to be offered and sold. We may sell these securities to or through underwriters or dealers and also to other purchasers or through agents. We will set forth the names of any underwriters, dealers or agents in the accompanying prospectus supplement.

In addition to the primary offering of securities described above, the selling stockholders may from time to time sell up to 7,000,000 shares of common stock. We will not receive any proceeds from the sale, if any, of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “TTGT.” On May 3, 2012, the last reported sale price of the shares of our common stock on the Nasdaq Global Market was $7.29 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus and any other risk factors included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless, to the extent required by applicable law, it is accompanied by a prospectus supplement.

The date of this prospectus is May 25, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither this prospectus nor any accompanying prospectus supplement shall constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell common stock in one or more primary offerings up to an aggregate of 3,000,000 shares of common stock. In addition to the primary offering of securities, selling stockholders may from time to time sell up to 7,000,000 shares of our common stock in one or more secondary offerings. We have provided to you in this prospectus a general description of the securities we and the selling stockholders may offer. Each time we or the selling stockholders sell securities, we will, to the extent required by law, provide a prospectus supplement that will contain specific information about the terms of the offering. We may also add, update or change in any accompanying prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement. This prospectus, together with any accompanying prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you, includes all material information relating to the primary offering of our securities and the secondary offering of our common stock by the selling stockholders.

As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus forms a part, includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information”.

SUMMARY

TechTarget, Inc.

TechTarget, Inc. is a Delaware corporation incorporated on September 14, 1999. We are a leading provider of specialized online content and brand advertising that brings together buyers and sellers of corporate information technology, or IT, products. We sell customized marketing programs that enable IT vendors to reach corporate IT decision makers who are actively researching specific IT purchases. We operate a network of over 115 websites, each of which focuses on a specific IT sector, such as storage, security or networking. We complement our online offerings with targeted in-person events that enable advertisers to engage buyers at critical stages of their decision making process for IT purchases.

Corporate Information

Our principal executive offices are located at TechTarget, Inc., 275 Grove Street, Newton, Massachusetts 02466. Our telephone number is (617) 431-9200. Our website address is www.techtarget.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “TechTarget,” “the Company”, “we,” “us” and “our” and similar references refer to TechTarget, Inc., which is our trademark. Each of the other trademarks, trade names or service marks appearing or incorporated by reference in this prospectus or any applicable prospectus supplement are the property of their respective owners.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties described in this prospectus and any prospectus supplement, including the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference herein, such as the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 on file with the SEC, as revised or supplemented by our Quarterly Reports on Form 10-Q filed with the SEC since the filing of our most recent Annual Report on Form 10-K, all of which are incorporated by reference in this prospectus, before you make an investment decision pursuant to this prospectus and any accompanying prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. All statements, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included and incorporated by reference in this prospectus that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk Factors” for more information. You should consider these factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus and in the documents incorporated by reference. Unless specifically indicated, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities from primary offerings under this prospectus for general corporate purposes, which may include the development of our products and services, our repurchase of outstanding stock of the Company, the acquisition of products, technologies or businesses, working capital and capital expenditures. We may set forth additional information on the use of proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific primary offering. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending use of the net proceeds, we intend to invest the proceeds in a variety of capital preservation instruments, which may include investment grade interest bearing instruments of both a short term and long term duration. All investments, if any, will be made in accordance with the Company’s investment policy as approved by the board of directors.

We will not receive any proceeds from the sale of shares of common stock in a secondary offering by the selling stockholders.

DESCRIPTION OF SECURITIES

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we or the selling stockholders may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we so indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include in the prospectus supplement information, where applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more primary offerings, common stock. The selling stockholders may from time to time offer our common stock for resale in one or more secondary offerings.

In this prospectus, we refer to the common stock to be sold by us in a primary offering as “securities.” The aggregate number of all securities that we may issue under this prospectus, not including the 7,000,000 shares of common stock that may be offered for resale by the selling stockholders, will not exceed 3,000,000 shares of common stock.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following description of our common stock, together with any additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of our common stock that we may offer in primary offerings under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation, which is an exhibit to our report on Form 10-Q filed on November 13, 2007, and by-laws, which is an exhibit to the registration statement that includes this prospectus. The terms of our common stock may also be affected by Delaware law.

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of May 3, 2012, we had 39,350,338 shares of common stock outstanding and no shares of preferred stock outstanding. We will describe the specific terms of any common stock we may offer in more detail in a prospectus supplement relating to the offering of shares of common stock. If we so indicate in a prospectus supplement, the terms of any common stock offered under that prospectus supplement may differ from the terms described below.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors or any authorized committee of the board of directors, subject to any preferential dividend rights of outstanding preferred stock. These dividends are non-cumulative.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of common stock are entitled to receive ratably all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the Nasdaq Global Market under the symbol “TTGT.” As of May 3, 2012, the closing price per share of our common stock on the Nasdaq Global Market was $7.29.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized or any authorized committee thereof is expressly authorized to provide for the issuance of the shares of undesignated preferred stock in one or more series of such stock, and by filing a certificate pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Currently, we have no shares of preferred stock outstanding.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws and Delaware law contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Immediately prior to the date of this prospectus, our directors, executive officers and significant stockholders beneficially owned approximately 62% of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and by-laws and the approval of mergers or other business combination transactions. As a result, such stockholders have significant influence over the election of the members of our board of directors. The percentage ownership of our common stock by such stockholders following the offering and sale of our securities under this prospectus will be summarized in the prospectus supplement relating to such offering. In addition, some of the provisions summarized below may further enhance such control of our corporate affairs for at least the next several years, including control of our board of directors. This control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Number of Directors. Subject to the rights of holders of any series of preferred stock to elect directors, our board of directors will establish the number of directors.

Staggered Board; Removal of Directors. Our certificate of incorporation divides our directors into three classes with staggered three-year terms. Our directors may be removed from office only for cause and only by the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote.

Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum of the board of directors.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors.

Advance Notice Requirements. Our by-laws contain an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. Under Delaware law, a “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder”

and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Super-Majority Voting. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal these provisions of our certificate of incorporation described in this section entitled “Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and By-laws.” The affirmative vote of either a majority of the directors then in office or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws.

Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. We may utilize these additional shares for a variety of corporate purposes including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws that limit or eliminate the personal liability of our directors. Consequently, a director is not personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

■	any breach of the director’s duty of loyalty to us or our stockholders;

■	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

■	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

■	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

■	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

Registration Rights

Entities associated with Polaris Venture Partners and Technology Crossover Ventures, our directors Jay Hoag, Roger Marino and Bruce Levenson (and certain entities affiliated with each such director), entities affiliated with Edwin Peskowitz, and certain entities that are holders of record of shares purchased in private financing transactions prior to our initial public offering in 2007, hold an aggregate of 24,971,881 shares of our common stock as of May 3, 2012 and have the right to require us to register these shares of common stock under the Securities Act under specified circumstances, including any additional shares issued or distributed by way of a dividend, stock split or other distribution in respect of these shares.

Demand Registration Rights. Subject to specified limitations, holders of these registrations rights may require that we register all or part of our common stock subject to the registration rights for sale under the Securities Act. These holders may demand registration of our common stock so long as the offering price to the public of the shares requested to be registered is at least $7,500,000. We are required to effect only two demand registrations, subject to specified exceptions.

Incidental Registration Rights. If we propose to register any of our common stock under the Securities Act, subject to specified exceptions, either for our own account or for the account of other security holders, holders of registration rights are entitled to notice of the registration and to include shares of common stock subject to the registration rights in the registered offering. The holders of these registration rights have waived certain rights in connection with the filing of the registration statement, of which this prospectus forms a part, including any offering under this prospectus, in exchange for the inclusion in the registration statement of 7,000,000 shares of common stock held by such holders and by current members of our board of directors and our senior management, as well as certain of their personal planning vehicles.

Limitations and Expenses. With specified exceptions, the right to include shares in a registration is subject to the right of underwriters for the offering to limit the number of shares included in the offering. We are required to pay all fees, costs and expenses of any demand registration, other than underwriting discounts, commissions and fees and expenses of any counsel to the selling stockholders (other than those related to counsel to the Company) in connection with the offering.

SELLING STOCKHOLDERS

The selling stockholders are existing shareholders and current members of our board of directors and senior management, as well as certain of their personal planning vehicles.

The shares of common stock to be sold by the selling stockholders hereunder have been previously acquired (1) in connection with private financing transactions for which exemptions from the registration requirements of the Securities Act were available that occurred prior to the Company’s initial public offering in 2007, (2) in our initial public offering, (3) in open market purchases, and/or (4) under our equity compensation plans. If required, these selling stockholders will be named in a post-effective amendment to the registration statement of which this prospectus forms a part, in a supplement to this prospectus or in a periodic or current report that we file with the SEC that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation by Reference” and “Where You Can Find More Information.”

PLAN OF DISTRIBUTION

Securities Offered by Us

We may sell the securities under this prospectus in one or more of the following ways from time to time:

■	through agents;

■	to or through underwriters;

■	through dealers;

■	directly to purchasers; or

■	through a combination of these methods of sale.

The securities that we distribute by any of these methods may be sold, in one or more transactions, at:

■	a fixed price or prices, which may be changed;

■	market prices prevailing at the time of sale;

■	prices related to prevailing market prices;

■	negotiated prices; or

■	a combination of these pricing methods.

Offers to purchase offered securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us will be set forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities so offered and sold.

We will set forth in a prospectus supplement the terms of the offering of our securities, including:

■	the name or names of any agents, underwriters or dealers;

■	the purchase price of our securities being offered and the proceeds we will receive from the sale;

■	any over-allotment options under which underwriters may purchase additional securities from us;

■	any agency fees or underwriting discounts and commissions and other items constituting agents’ or underwriters’ compensation;

■	the public offering price;

■	any discounts or concessions allowed or reallowed or paid to dealers; and

■	any securities exchanges on which such securities may be listed.

If offered securities are sold to the public by means of an underwritten offering, either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, will be set forth in the applicable prospectus supplement. In addition, the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which prospectus supplement will be used by the underwriters to make resales of the offered securities. If underwriters are utilized in the sale of the offered securities, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

■	negotiated transactions;

■	at fixed public offering prices; or

■	at varying prices determined by the underwriters at the time of sale.

In addition, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all of the offered securities if any are purchased.

We may grant to the underwriters options to purchase additional offered securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

If a dealer is utilized in the sales of offered securities, we will sell the offered securities to the dealer as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale. Any dealer may be deemed to be an underwriter of the offered securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the applicable prospectus supplement.

We may directly solicit offers to purchase offered securities and sell offered securities directly to institutional investors or others with respect to any resale of the offered securities. The terms of any of these sales will be described in the applicable prospectus supplement.

Offered securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise by one or more remarketing firms acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the offered securities remarketed by them.

Agents, underwriters, dealers and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us against specified civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

We may authorize underwriters or other persons acting as our agents to solicit offers by specified institutions to purchase offered securities from us pursuant to contracts providing for payments and delivery on a future date, which will be set forth in the applicable prospectus supplement. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. However, in all cases, these institutions must be approved by us. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered securities shall not, at the time of delivery, be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business for which they have received or will continue to receive customary compensation.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is traded on the Nasdaq Global Market. We may elect to list any other class or series of securities on any exchange and, in the case of our common stock, on any additional exchange. However, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the offered securities.

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities from us, if any, in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Common Stock Offered by the Selling Stockholders

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders may offer and sell the shares of common stock covered by this prospectus from time to time on any stock exchange on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and we cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The selling stockholders may offer and sell the shares of common stock covered by this prospectus by one or more of the following methods, including, without limitation:

■	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

■	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

■	ordinary brokerage transactions and transactions in which the broker solicits purchases;

■	“at the market” transactions to or through market makers or into an existing market for our common stock;

■	in privately negotiated transactions;

■	short sales;

■	in options, swaps or other derivative transactions that may or may not be listed on an exchange;

■	one or more underwritten offerings on a firm commitment or best efforts basis; or

■	any combination of the above.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as agents of the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. If a broker-dealer is unable to sell shares of common stock acting as agent for the selling stockholders, it may purchase as principal any unsold shares of common stock at the stipulated price. Broker-dealers who acquire shares of common stock as principals may thereafter resell the shares of common stock from time to time in transactions in any stock exchange on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the aggregate amount of the shares of common stock being offered by the selling stockholders and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the selling stockholders’ shares, for whom they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Any underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of common stock sold by them may be deemed to be underwriting discounts and commissions.

The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders, including, without limitation, in connection with distributions of the shares of common stock by those broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

We will make copies of this prospectus available to the selling stockholders and any of its successors in interest for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

Pursuant to the registration rights agreements with the selling stockholders, we have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders may indemnify any underwriter or broker-dealer that participates in transactions involving the sale of common stock against certain liabilities, including liabilities arising under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the shares of common stock offered by this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus and registration statement herein by reference to the Annual Report on Form 10-K of TechTarget, Inc. for the year ended December 31, 2011, have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011), given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements for each of the two years in the period ended December 31, 2010 included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements for each of the two years in the period ended December 31, 2010 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.techtarget.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 001-33472) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed:

(1)	our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 15, 2012, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2012 Annual Meeting of Stockholders;

(2)	our Current Report on Form 8-K filed with the SEC on January 10, 2012;

(3)	our Current Report on Form 8-K filed with the SEC on February 15, 2012;

(4)	our Current Report on Form 8-K filed with the SEC on March 16, 2012;

(5)	any other filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and

(6)	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 16, 2007, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of any or all of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attn: General Counsel

Telephone: (617) 431-9200

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, any accompanying prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

5,000,000 Shares

TechTarget, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager

Jefferies

Co-Managers

Needham & Company

Craig-Hallum Capital Group

May 21, 2014